EXHIBIT 99.15

ARRANGEMENT AGREEMENT
AMONG
CONA RESOURCES LTD.
- AND –
WATEROUS ENERGY FUND (CANADIAN) LP
- AND –
WATEROUS ENERGY FUND (US) LP
- AND –
WATEROUS ENERGY FUND (INTERNATIONAL) LP
- AND –
PENGROWTH ENERGY CORPORATION

Dated effective as of October 31, 2019,
as amended and restated on November 13, 2019

TABLE OF CONTENTS
Page
ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings, etc.	13
1.3	Number, etc.	13
1.4	Date for Any Action	14
1.5	Entire Agreement	14
1.6	Currency	14
1.7	Accounting Matters	14
1.8	References to Legislation	14
1.9	Knowledge	14
1.10	No Strict Construction	14
1.11	Time References	14
1.12	Schedule	15

ARTICLE 2 THE ARRANGEMENT AND MEETINGS		15
2.1	Plan of Arrangement	15
2.2	Circular and Meetings	16
2.3	General	17
2.4	Filing of Certificate	17
2.5	Treatment of Incentives and Options	17
2.6	Litigation Trust Matters	19
2.7	Indemnities and Directors’ and Officers’ Insurance	19
2.8	Withholding Taxes	19
2.9	Support Agreements	20
2.10	WEF Parties Guarantee	20
2.11	Noteholder Extension and Support of Secured Debtholders	20
2.12	Second Lien Demand Debenture	20
2.13	Communications	21

ARTICLE 3 COVENANTS		21
3.1	Covenants of Cona and the WEF Parties	21
3.2	Covenants of Pengrowth	23
3.3	Mutual Covenants Regarding the Arrangement	30
3.4	Pengrowth’s Covenants Regarding Non-Solicitation	33
3.5	Access to Information	37

ARTICLE 4 REPRESENTATIONS AND WARRANTIES		37
4.1	Representations and Warranties of Cona and the WEF Parties	37
4.2	Representations and Warranties of Pengrowth	39
4.3	Privacy Issues	58

ARTICLE 5 CONDITIONS PRECEDENT		59
5.1	Mutual Conditions Precedent	59
5.2	Additional Conditions to Obligations of Cona and the WEF Parties	59
5.3	Additional Conditions to Obligations of Pengrowth	61

5.4	Notice and Effect of Failure to Comply with Covenants or Conditions	62
5.5	Satisfaction of Conditions	63

ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		63
6.1	Cona Damages	63
6.2	Pengrowth Damages	64
6.3	Liquidated Damages and Specific Performance	64

ARTICLE 7 AMENDMENT		64
7.1	Amendment	64

ARTICLE 8 TERMINATION		65
8.1	Termination	65

ARTICLE 9 NOTICES		66
9.1	Notices	66

ARTICLE 10 GENERAL		67
10.1	Assignment and Enurement	67
10.2	Disclosure	68
10.3	Costs	68
10.4	Severability	68
10.5	Further Assurances	68
10.6	Time of Essence	68
10.7	Effectiveness	68
10.8	Governing Law	68
10.9	Injunctive Relief	69
10.10	Waiver	69
10.11	Third Party Beneficiaries	69
10.12	Counterparts	69

Schedule “A” Plan of Arrangement		A-1

- ii -

ARRANGEMENT AGREEMENT
This Arrangement Agreement dated effective as of October 31, 2019, as amended and restated on November 13, 2019 among:
CONA RESOURCES LTD., a corporation incorporated under the laws of the Province of Alberta (“Cona”)
- and -
WATEROUS ENERGY FUND (CANADIAN) LP, a limited partnership formed under the laws of the Province of Alberta (“WEF Canadian”)
- and -
WATEROUS ENERGY FUND (US) LP, a limited partnership formed under the laws of the Province of Alberta (“WEF US”)
- and -
WATEROUS ENERGY FUND (INTERNATIONAL) LP, a limited partnership formed under the laws of the Province of Alberta (“WEF International”)
- and -
PENGROWTH ENERGY CORPORATION, a corporation amalgamated under the laws of the Province of Alberta (“Pengrowth”)
Recitals:
A.	Cona, the WEF Parties entered into an arrangement agreement dated October 31, 2019 (the “Original Agreement”);
B.
the Parties now desire, in accordance with Section 7.1 of the Original Agreement, to amend and restate the Original Agreement as set forth hereunder as if such amendment and restatement had occurred and was effected for all purposes herein as of October 31, 2019;

C.
Cona proposes to acquire all of the issued and outstanding common shares of Pengrowth and pay the Secured Debtholder Consideration and Secured Debtholder Interest Amount in satisfaction of amounts owing under the Credit Agreement and the Note Purchase Agreements;

D.
Cona and Pengrowth intend to carry out the transaction contemplated above by way of an arrangement under section 193 of the Business Corporations Act (Alberta), on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule “A”;

E.	Cona, the WEF Parties and Pengrowth have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;
F.	the Parties have received the consent of the Lenders with respect to extending the maturity date under the Credit Agreement; and

G.
Cona has entered into a voting support agreement, each dated as of the date hereof, with each of the directors and officers of Pengrowth pursuant to which, among other things, such parties have agreed, subject to the terms and pursuant to the conditions thereof, to vote all Shares held by them in favour of the Arrangement.

Now therefore, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), Cona, the WEF Parties and Pengrowth hereby covenant and agree as follows.
ARTICLE 1
INTERPRETATION
1.1          Definitions
Whenever used in this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
“2010 Note Purchase Agreement” means the note purchase agreement dated as of May 11, 2010 among Pengrowth and each of the purchasers of the 2010 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;
“2012 Note Purchase Agreement” means the note purchase agreement dated as of October 18, 2012 among Pengrowth and each of the purchasers of the 2012 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;
“2010 Notes” means the U.S.$94,115,000 aggregate principal amount of 7.98% Senior Secured Notes, Series B, due May 11, 2020 of Pengrowth;
“2012 Notes” means, collectively:
(a)	the U.S.$28,115,000 aggregate principal amount of 5.49% Senior Secured Notes, Series A, due October 18, 2019;
(b)	the £12,106,000 aggregate principal amount of 5.45% Senior Secured Notes, Series D, due October 18, 2019;
(c)	the U.S.$85,205,000 aggregate principal amount of 6.07% Senior Secured Notes, Series B, due October 18, 2022;
(d)	the $20,456,000 aggregate principal amount of 6.74% Senior Secured Notes, Series E, due October 18, 2022; and
(e)	the U.S.$158,873,000 aggregate principal amount of 6.17% Senior Secured Notes, Series C, due October 18, 2024;
“2019 Capital Program and Budget” means the current Q4 outlook of the 2019 capital program and budget of Pengrowth, as disclosed in the Disclosure Letter;
“2020 Capital Program and Budget” means the 2020 capital program and budget of Pengrowth;
“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;

“Acquisition Proposal” means any inquiry or the making of any proposal or offer by any Person, or group of Persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Takeover Bids and Issuer Bids), other than Cona or the WEF Parties or any Person acting jointly or in concert with Cona or the WEF Parties and excluding the Arrangement and the transactions contemplated by this Agreement, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):
(a)
any direct or indirect sale, issuance or acquisition of securities of Pengrowth that, when taken together with any securities of Pengrowth held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting securities of Pengrowth or rights or interests therein;

(b)
any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of 20% or more of the assets of Pengrowth;

(c)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving Pengrowth;
(d)	a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Pengrowth; or
(e)
any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to Cona of the Arrangement (and, for greater certainty, such other transaction would include any transaction with the Secured Debtholders (or any of them) relating to the amendments of the terms of the applicable Secured Indebtedness other than as set forth herein and the maturities thereunder, other than as made or contemplated under and pursuant to the Support Agreements (the "Secured Debtholders Transaction");

but in any event, excluding any of the foregoing in relation to an alternative transaction between the Parties including, but not limited to, by way of a court process approved by the Pengrowth Board, including any proceedings under the Companies’ Creditors Arrangement Act (Canada) and except that for the purpose of the definition of “Superior Proposal”, the references in this definition of “Acquisition Proposal” to “20% or more of the outstanding voting securities” shall be deemed to be references to “all of the outstanding voting securities”, and the references to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets”;
“Additional Litigation Funding Amount” has the meaning ascribed thereto in the Plan of Arrangement;
“affiliate” means any Person that is affiliated with another Person in accordance with meaning of the Securities Act (Alberta);
“Agreement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to this amended and restated Arrangement Agreement (including the schedule hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;
“Agreement Date” means the effective date of this Agreement, being October 31, 2019;
“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the securities legislation of each of the provinces and territories of Canada, and the rules, regulations,

instruments, notices, blanket orders and policies published and/or promulgated thereunder and the rules and policies of the TSX, in each case as such may be amended from time to time prior to the Effective Date;
“Applicable Laws” means, in any context that refers to one or more Persons, the Laws that apply to such Person or Persons or his/her/its/their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or his/hers/its/their business, undertaking, property or securities;
“Arrangement” means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement;
“Arrangement Resolution” means, as applicable, the resolution in respect of the Arrangement to be considered by the Voting Parties at the applicable Meeting;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;
“associate” has the meaning ascribed thereto in the Securities Act (Alberta);
"Balance Sheet” has the meaning ascribed thereto in Section 4.2(p)(i);
“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;
“Cash Consideration” has the meaning ascribed thereto in the Plan of Arrangement;
“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;
“Circular” means the notice of meeting and accompanying management information circular and proxy statement of Pengrowth, including all appendices, schedules and exhibits thereto, to be sent by Pengrowth to the Voting Parties in connection with the Meetings, as amended, supplemented or otherwise modified;
“Closing Date” means the date on which the Articles of Arrangement will be filed with the Registrar, which date will be the second Business Day after the satisfaction or waiver (subject to Applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 5, or such other date as may be agreed to in writing by Cona and Pengrowth;
“Collateral Agent” means Computershare Trust Company of Canada, in its capacity as collateral agent under the Intercreditor Agreement;
“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives, where the context requires;
“Competition Act” means the Competition Act, R.S.C. 1985, c. C-34;

“Competition Act Approval” means either of the following:
(a)
an advance ruling certificate (an “ARC”) pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the Arrangement on terms satisfactory to Cona acting reasonably; or

(b)
(i) the applicable waiting period under subsection 123(1) of the Competition Act, and any extension thereof, shall have expired or shall have been terminated under subsection 123(2) of the Competition Act, or the obligation to submit a notification under Part IX of the Competition Act shall have been waived by the Commissioner pursuant to paragraph 113(c) of the Competition Act; and (ii) the Commissioner shall have issued a “no-action” letter confirming that the Commissioner does not at that time intend to make an application for an order under section 92 of the Competition Act in respect of the Arrangement, on terms satisfactory to Cona, acting reasonably, and such “no-action” letter remains in full force and effect at Closing.

“Cona Damages Event” has the meaning ascribed thereto in Section 6.1;
“Cona Information” means the information describing Cona and the WEF Parties and their business, operations and affairs required to be included in the Circular under Applicable Canadian Securities Laws;
“Cona Termination Fee” means $45 million payable pursuant to Section 6.1(a) and Section 6.1(b);
“Confidentiality Agreement” means the confidentiality and non-disclosure agreement between Pengrowth and Waterous Energy Fund Management Corp. dated May 3, 2019;
“Contract” means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations or to which any of its assets is subject;
“Court” means the Court of Queen’s Bench of Alberta;
“Credit Agreement” means the amended and restated credit agreement between Pengrowth and the Lenders dated October 12, 2017, as amended by a first amending agreement made as of March 25, 2019 and a second amending agreement made as of September 30, 2019, and a third amending agreement made as of October 31, 2019, and as may be further amended or amended and restated;
“Data Room Information” means the information contained in the files, reports, data, documents and other materials relating to Pengrowth as provided either in physical form or in the electronic data room hosted by TPH, whether or not password protected, in each case as provided by Pengrowth to Cona on or before the Agreement Date;
“Depositary” means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Shares and Notes;
“DEU” means an outstanding deferred entitlement unit of Pengrowth granted under the DEU Plan, whether or not vested, entitling the holders thereof to acquire Shares;
“DEU Plan” means the former deferred entitlement share plan of Pengrowth providing for the grant of DEUs to employees, officers and directors of Pengrowth and consultants to Pengrowth designated by the Pengrowth Board for participation in the DEU Plan;
“Disclosing Party” has the meaning ascribed thereto in Section 3.3(d) or Section 4.3(a), as applicable;

“Disclosure Letter” means the disclosure letter of Pengrowth dated the date hereof and delivered by Pengrowth to Cona and the WEF Parties in connection with this Agreement;
“Dissent Rights” has the meaning ascribed thereto in the Plan of Arrangement;
“DSU” means an outstanding deferred share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;
“Effective Date” means the date the Arrangement becomes effective under the ABCA, being the date shown on the Certificate;
“Effective Time” means the time on the Effective Date when the Arrangement becomes effective pursuant to the ABCA;
“Employment Agreement Obligations” means the obligations of Pengrowth to pay any amount to or on behalf of its officers other than salary and vacation pay in the ordinary course of business pursuant to the Employment Agreements;
“Employment Agreements” means the employment agreements entered into between Pengrowth and certain officers of Pengrowth listed in the Disclosure Letter, true and complete copies of which have been provided to Cona prior to the date hereof, but excluding employment agreements relating to the Key Executive Retention Program and Key Employee Retention Program;
“Encumbrance” means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or asset, or any part thereof or interest therein or capable of becoming any of the foregoing;
“Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems;
“Environmental Approval” means any permit, license, approval, consent, certificate, waiver, registration, notification, exemption or authorization required or issued by any Governmental Authority under or in connection with any applicable Environmental Laws;
“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all Laws relating to the Environment or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, Laws governing the use and storage of Hazardous Substances;
“Environmental Liabilities” means, with respect to any person, all liabilities, obligations, responsibilities, costs (including any response, abandonment, remedial and removal costs, investigation and feasibility study costs, capital costs, operation and maintenance costs), losses, damages (including any punitive damages, property damages, natural resource damages, consequential damages) and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest incurred as a result of or related to any claim, suit, action, administrative order, investigation order (including judicial and administrative orders), proceeding or demand by any person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute, regulation, equity or common law, including any arising under or related to any Environmental Laws, Environmental

Approvals, or in connection with any release or threatened release or presence of Hazardous Substances whether on, at, in, under, from or about or in the vicinity of any real or personal property;
“Fairness Opinion” means the opinion of TPH, as a financial advisor to Pengrowth, to the effect that the Cash Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders;
“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by the Court;
“Financial Statements” means, collectively, the annual financial statements of Pengrowth as at and for the years ended December 31, 2018 and 2017, together with the notes thereto and the auditor’s report thereon, and the unaudited interim financial statements of Pengrowth as at and for three and six month periods ended June 30, 2019, together with the notes thereto;
“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;
“GLJ” means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;
“Governmental Authority” means: (i) any domestic or foreign, federal, provincial, territorial, state, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal or official, including any political subdivision thereof; (ii) any quasi-governmental or private body exercising any regulatory, expropriation or Taxing Authority under or for the account of any of the foregoing; and (iii) the TSX;
“Governmental Authorization” has the meaning ascribed thereto in Section 4.2(s);
“Hazardous Substances” means any element, waste or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to the Environment or worker or public health and safety;
“Incentiveholders” means the holders of Incentives;
“Incentives” means, collectively, DEUs, DSUs, PSUs and RSUs;
“Initial Litigation Funding Amount” has the meaning ascribed thereto in the Plan of Arrangement;
“Intercreditor Agreement” means the Collateral Agency and Intercreditor Agreement dated as of October 17, 2017 among the Lender Agent, the Noteholders, and the Collateral Agent, as amended by a first amending agreement made as of September 30, 2019, and as may be further amended and restated;
“Interim Order” means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meetings, as such order may be affirmed, amended or modified by the Court;
“Investment Canada Act” means the Investment Canada Act (Canada), R.S.C. 1985, c. 28 (1st Supp.);

“Key Employee Retention Program” means the current retention program of Pengrowth granting certain key employees the right to retention payments, as disclosed in the Disclosure Letter;
“Key Executive Retention Program” means the current retention program of Pengrowth granting certain key executives the right to retention payments, as disclosed in the Disclosure Letter;
“Laws” means all domestic and foreign, federal, provincial, territorial, state, municipal or local laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Environmental Laws) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;
“Lenders” means the syndicate of financial institutions who are Pengrowth’s counterparties to the Credit Agreement;
“Lender Agent” means Royal Bank of Canada, in its capacity as administrative agent under the Credit Agreement;
“Letter of Intent” means the letter of intent among Pengrowth, Cona and Waterous Energy Fund Management Corp. dated October 25, 2019;
“Litigation Trust” means the trust to be established on the Effective Date in accordance with the Litigation Trust Agreement, which trust will acquire the Litigation Trust Claim and the Litigation Funding Amount in accordance with the Plan of Arrangement;
“Litigation Trust Agreement” means the trust agreement dated effective as of the Effective Date, between Pengrowth and the Litigation Trustee, establishing the Litigation Trust;
“Litigation Trust Claim” means Alberta Court of Queen’s Bench Action No. 1701-11469;
“Litigation Trust Interests” means the beneficial interests in the Litigation Trust;
“Litigation Trustee” means a Person to be determined by Pengrowth prior to the Effective Time, to serve as trustee of the Litigation Trust pursuant to and in accordance with the terms of the Litigation Trust Agreement;
“LTIP” means the current long term incentive plan of Pengrowth providing for the grant of DSUs, PSUs and RSUs to permanent employees (including directors and officers) and service providers of Pengrowth who have been designated by Pengrowth for participation in the LTIP;
“material adverse change” or “material adverse effect” means any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate is, or may reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, prospects, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations or cash-flows of Pengrowth other than a change, effect, occurrence or event relating to or resulting from:
(a)	conditions affecting the oil and gas industry as a whole or generally in jurisdictions in which Pengrowth carries on a material portion of its business;
(b)	changes in royalties, GAAP, Applicable Laws or Taxes (or the interpretation, application or non-application thereof of any such changes);
(c)	general economic, financial, currency exchange, securities or commodity market conditions in the jurisdictions in which Pengrowth conducts its operations;

(d)	any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;
(e)	any matter which has been disclosed in the Public Record or disclosed in the Disclosure Letter or any action taken (or omitted to be taken) at the written request of Cona;
(f)
any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted, restricted or contemplated by this Agreement or consented to or approved in writing by Cona, or in all such cases, occurring as a direct result thereof;

(g)
a change in the market trading price or trading volume of the Shares (provided, however, that the causes underlying such change may be considered to determine whether such causes constitute a material adverse change or a material adverse effect);

(h)
the failure of Pengrowth to meet any internal or published projections, forecasts or estimates of revenues, earnings, cash flows or production of petroleum substances disclosed in the Disclosure Letter or in the Public Record (provided that this clause (h) will not prevent a determination that any circumstance, event, change, effect, fact or occurrence giving rise to such a failure to meet projections or forecasts has resulted in a material adverse effect to the extent it is not otherwise excluded from this definition);

(i)
any changes that arise from changes in commodity prices in the Reserves Reports including with respect to any changes that are reflected in any financial statements of Pengrowth, that are filed by Pengrowth after the Agreement Date; or

(j)	that relates to or arises out of the public announcement of this Agreement or the transactions contemplated hereby;
provided, however, that the change or effect referred to in (a), (b), (c) or (d) above does not primarily relate only to (or have the effect of primarily relating only to) Pengrowth, compared to other entities of similar size and operating in the oil and gas industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (a), (b), (c) or (d) above will not be applicable;
“material change” has the meaning ascribed thereto in the Securities Act (Alberta);
“Material Contracts” has the meaning ascribed thereto in Section 4.2(ll);
“Meetings” means, as the context requires, a meeting of: (i) the Shareholders; and (ii) the Secured Debtholders, to be called and held in accordance with this Agreement and the Interim Order to permit the Shareholders and Secured Debtholders, as the case may be, to consider the Arrangement Resolution, and any adjournment(s) thereof;
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
“misrepresentation” has the meaning ascribed thereto in the Securities Act (Alberta);
“Noteholders” means the holders of Notes;
“Note Purchase Agreements” means, collectively, the 2010 Note Purchase Agreement and the 2012 Note Purchase Agreement;
“Notes” means, collectively, the 2010 Notes and the 2012 Notes;

“Option Plan” means the stock option plan of Pengrowth providing for the grant of Options to directors, officers, employees, consultants and other service providers of Pengrowth;
“Options” means the outstanding stock options of Pengrowth granted under the Option Plan, whether or not vested, entitling the holders thereof to acquire Shares;
“Optionholders” means the holders of Options;
“Option Termination Agreements” means the agreements to be entered into by Pengrowth and Optionholders in a form satisfactory to Cona, acting reasonably, pursuant to which Optionholders have agreed or shall agree to surrender such Options in accordance with the provisions of Section 2.5;
“Original Agreement” means the arrangement agreement dated October 31, 2019 among Cona, the WEF Parties and Pengrowth, which agreement is amended and restated by this Agreement;
“Outside Date” means January 31, 2020 or such later date as may be agreed to in writing by Cona and Pengrowth;
“Parties” means, collectively, Cona, the WEF Parties and Pengrowth, and “Party” means any of them;
“Pengrowth Board” means the board of directors of Pengrowth;
“Pengrowth Damages Event” has the meaning ascribed thereto in Section 6.2;
“Pengrowth Information” means the information describing Pengrowth and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws in the form provided by Pengrowth;
“Pengrowth Termination Fee” means $45 million;
“Permitted Encumbrances” means: (i) any overriding royalties, net profits interests or other Encumbrances applicable to the interests of Pengrowth in its petroleum and natural gas rights and leases and all related tangibles, equipment, facilities and miscellaneous interests as taken into account in the Reserves Reports and, in the case of undeveloped land, Pengrowth’s mineral property report included in the Data Room Information; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the regulations and any rights reserved to or vested in any municipality or governmental, statutory or public authority to levy taxes or to control or regulate Pengrowth’s interests in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations; (iv) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown of mines and minerals; (v) undetermined or inchoate liens incurred or created in the ordinary course of business as security for Pengrowth’s share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (vi) undetermined or inchoate mechanics’ liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (vii) liens for taxes, assessments, and governmental charges that are not due and payable or delinquent; (viii) liens incurred or created in the ordinary course of business as security in favour of a Person that is conducting the development or operation of the property to which such liens relate for charges, costs or expenses that are not due and payable or delinquent; (ix) any Encumbrances granted in the ordinary course of business to a Governmental Authority respecting operations pertaining to petroleum and natural gas rights; (x) any Encumbrances under the Credit Agreement or the security provided thereunder; (xi) any Encumbrances provided to and in favour of the Collateral Agent pursuant to the security granted to the Collateral Agent and contemplated by the Intercreditor Agreement; (xii) the terms and conditions of any title or operating documents applicable to the assets of Pengrowth, provided that any Encumbrance created under or pursuant to any such title or operating documents will be a Permitted

Encumbrance only if it also satisfies another provision of this definition of Permitted Encumbrance; and (xiii) contracts for the purchase and sale, processing, transportation or storage of petroleum substances or for the contract operation of any assets that are terminable without penalty on 30 days or less notice;
“PSU” means a performance share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;
“Plan of Arrangement” means the plan of arrangement in the form set out in Schedule “A” to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms thereof, including in accordance with Section 2.5(f);
“Plans” has the meaning ascribed thereto in Section 4.2(oo);
“Pro Rata Share” has the meaning ascribed thereto in the Plan of Arrangement;
“Public Record” means all information filed by Pengrowth since January 1, 2019 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Pengrowth’s profile;
“Receiving Party” has the meaning ascribed thereto in Section 3.3(d);
“Recipient” has the meaning ascribed thereto in Section 4.3(a);
“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;
“Regulatory Approvals” means, collectively, the: (i) Competition Act Approval; and (ii) such other sanctions, rulings, consents, waivers, permits, exemptions, reviews, orders, decisions or approvals of, or any registration and filing with, any Governmental Authority, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case required or advisable under Laws in connection with the Arrangement; except, in the case of (ii) only, for those sanctions, rulings, consents, waivers, permits, exemptions, reviews, orders, decisions or approvals of, or any registration and filing with, any Governmental Authority, the failure of which to obtain individually or in the aggregate, would not reasonably be expected to materially delay or impede the consummation of the Arrangement;
“Representatives” has the meaning ascribed thereto in Section 3.4(a);
“Reserves Reports” means, collectively:
(a)	the independent engineering evaluation of Pengrowth’s oil and natural gas reserves prepared by GLJ effective December 31, 2018 and dated as of February 27, 2019;
(b)
the independent engineering evaluation of Pengrowth’s oil and natural gas reserves relating to the Corporation’s Lindbergh assets prepared by GLJ effective June 30, 2019 and dated as of August 7, 2019; and

(c)	the independent engineering evaluation of Pengrowth’s contingent resources prepared by GLJ effective December 31, 2018 and dated as of January 15, 2019;

“Returns” means all reports, estimates, elections, notices, filings, designations, forms, declarations of estimated tax, information statements and returns and other similar documents in respect of, relating to, or required to be filed in connection with, any Taxes, whether in tangible, electronic or other form;
“RSU” means an outstanding restricted share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;
“Secured Debtholder Approval” means the approval of the Arrangement Resolution by the Secured Debtholders at the Meeting of Secured Debtholders in accordance with the Interim Order;
“Secured Debtholder Consideration” has the meaning ascribed thereto in the Plan of Arrangement;
“Secured Debtholder Interest Amount” has the meaning ascribed thereto in the Plan of Arrangement;
“Secured Debtholders” means, collectively, the Lenders and the Noteholders;
“Secured Debtholders Transaction” has the meaning ascribed thereto in subparagraph (e) of the definition of Acquisition Proposal;
“Secured Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities of Pengrowth and its affiliates to the Lender Agent and the Lenders under the Credit Agreement and to the Noteholders under the Note Purchase Agreements;
“Shareholder Approval” means the approval of the Arrangement Resolution by the Shareholders at the Meeting of Shareholders in accordance with the Interim Order;
“Shareholders” means the holders from time to time of Shares;
“Shares” means the common shares of Pengrowth, as constituted on the Agreement Date;
“subsidiary” has the meaning ascribed thereto in the Securities Act (Alberta);
“Superior Proposal” has the meaning ascribed thereto in Section 3.4(b)(vi)(A);
“Support Agreement” means a support agreement entered into between Pengrowth and a Secured Debtholder pursuant to which, among other things and subject to the terms and conditions thereof, the Secured Debtholder agrees to support and vote in favour of the transactions contemplated by this Agreement and the Plan and to take such actions and deliver such consents as may be necessary to complete such transactions;
“Swap Indebtedness” means collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of Pengrowth or its affiliates under, pursuant or relating to any and all Lender Swap Agreements;
“Swap Lender” has the meaning ascribed thereto in the Credit Agreement;
“Tax” or “Taxes” means: (i) all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, taxes levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada Pension Plan and other Governmental Authority pension plan and workers compensation premiums or contributions; and (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including any interest, fines or penalties for failure to withhold, collect or remit any tax;
“Tax Act” means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.);
“Taxing Authority” means any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);
“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.11;
“Transaction Costs” means all costs and expenses incurred by Pengrowth from the date of the Letter of Intent until the Effective Time in connection with the Arrangement, including all legal, regulatory, accounting, engineering, audit, financial, strategic or other advisory, solicitation and shareholder communication costs, printing and other administrative and professional fees, and other costs and expenses incurred by Pengrowth in connection with the Arrangement, including: (i) the Employment Agreement Obligations for individuals who are party to an Employment Agreement; (ii) all payments required to be made to those employees of Pengrowth who are members of the Key Employee Retention Program; and (iii) the Initial Funding Amount; but excluding additional proxy solicitation fees, if required pursuant to Section 3.2(q);
“Transferred Information” has the meaning ascribed thereto in Section 4.3(a);
“TSX” means the Toronto Stock Exchange;
“TPH” means Tudor, Pickering, Holt & Co, the financial advisor to Pengrowth in connection with the Arrangement;
“U.S. Securities Act” means the United States Securities Act of 1933;
“Voting Parties” means, collectively, the Shareholders and the Secured Debtholders;
“WEF Canadian” means Waterous Energy Fund (Canadian) LP, a limited partnership formed under the laws of the Province of Alberta;
“WEF International” means Waterous Energy Fund (International) LP, a limited partnership formed under the laws of the Province of Alberta;
“WEF Parties” means, collectively, WEF Canadian, WEF US and WEF International; and
“WEF US” means Waterous Energy Fund (US) LP, a limited partnership formed under the laws of the Province of Alberta.
1.2          Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedule hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.
1.3          Number, etc.
Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms, companies and corporations and vice versa.

1.4          Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.
1.5          Entire Agreement
This Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the Plan of Arrangement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof, including for greater certainty the Letter of Intent and the Confidentiality Agreement.
1.6          Currency
References in this Agreement to “$” means the lawful currency of Canada; to “U.S.$” means the lawful currency of the United States of America; and to “£” means the lawful currency of the United Kingdom.
1.7          Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP.
1.8          References to Legislation
References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
1.9          Knowledge
Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of Pengrowth, it refers to the actual knowledge of the President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Pengrowth after due inquiry. In the context of a covenant of Pengrowth set out in this Agreement, the knowledge of Pengrowth means the actual knowledge of the President and Chief Executive Officer, Chief Operating Officer and Chief Financial Officer of Pengrowth and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.
1.10        No Strict Construction
The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.
1.11        Time References
References to time are to local time, Calgary, Alberta.

1.12        Schedule
The following schedule attached hereto is incorporated into, and forms an integral part of, this Agreement:
Schedule “A” – Plan of Arrangement
ARTICLE 2
THE ARRANGEMENT AND MEETINGS
2.1          Plan of Arrangement
(a)	Subject to the terms of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement.
(b)
By no later than November 15, 2019, or as soon as reasonably practicable thereafter, Pengrowth will apply to the Court, in a manner acceptable to Cona, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order and, upon receipt thereof, Pengrowth will promptly carry out the terms of the Interim Order to the extent applicable to it. The Interim Order will provide, among other things:

(i)
for the calling and holding of the Meetings, including the record date for determining the Persons to whom notice of the Meetings is to be provided and for the manner in which such notice is to be provided;

(ii)
that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by Shareholders holding in aggregate not less than 66 2/3% of the votes cast on the Arrangement Resolution by Shareholders, present in person or represented by proxy at the Meeting of Shareholders and, if required by MI 61-101, majority approval after excluding the votes cast in respect of Shares, as applicable, held by Persons whose votes may not be included in determining if such minority approval is obtained in accordance with MI 61-101;

(iii)
that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution by Secured Debtholders shall be a majority of Secured Debtholders in number holding in the aggregate not less than 66 2/3% of the Secured Indebtedness present in person or represented by proxy at the Meeting of Secured Debtholders, voting together as a single class;

(iv)	for the grant of Dissent Rights as provided for in the Plan of Arrangement;
(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(vi)	that the Meetings may be adjourned or postponed from time to time by Pengrowth with the consent of Cona without the need for further approval from the Court.
(c)
Provided the Shareholder Approval, Secured Debtholder Approval and all such other approvals as may be required under the Interim Order are obtained not later than two Business Days prior to the Outside Date, Pengrowth shall, as soon as reasonably practicable following the Meetings, submit the Arrangement to the Court and apply for the Final Order.

(d)	Pengrowth will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the

Plan of Arrangement and will not object to legal counsel to Cona making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided such submissions are in all material respects consistent with the terms of this Agreement and the Plan of Arrangement.
2.2          Circular and Meetings
(a)
As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Pengrowth shall, with assistance from Cona and the WEF Parties and subject to compliance with Section 2.2(d) by Cona: (i) prepare the Circular and cause the Circular to be mailed to the Voting Parties and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than November 18, 2019; and (ii) call, give notice of and convene the Meetings by no later than December 18, 2019 (and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meetings without the prior written consent of Cona, except as required for quorum purposes (in which case, the Meetings, shall be adjourned and not cancelled) or as required by Law, by a Governmental Authority or as required or permitted under Section 3.4(b)(viii), 8.1(c)(ii) or 8.1(d)(ii)) at which Meetings the Arrangement Resolution shall be submitted to the Voting Parties entitled to vote upon such resolution for approval.

(b)
Pengrowth shall, with assistance from Cona, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Voting Parties with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Meetings and shall include, without limitation:

(i)	the Pengrowth Information;
(ii)	a copy of the Fairness Opinion;
(iii)	the approvals determination, and recommendations of the Pengrowth Board as set out in Section 2.2(c); and
(iv)	Cona Information.
(c)
The Circular shall state that the Pengrowth Board has unanimously: (i) determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders; (ii) resolved to recommend that Shareholders and Secured Debtholders vote in favour of the Arrangement; and (iii) determined that the Cash Consideration to be received by the Shareholders and the Secured Debtholder Consideration to be received by the Secured Debtholders pursuant to the Arrangement is fair to the Shareholders and Secured Debtholders, respectively.

(d)
Cona shall, in a timely manner, provide Pengrowth with the Cona Information, and such other information relating to Cona and the WEF Parties as Pengrowth may reasonably request for inclusion in the Circular (including all necessary third party consents, if any), so as to permit Pengrowth to comply with the timeline set out above in this Section 2.2.

(e)
Pengrowth shall, subject to compliance with Applicable Canadian Securities Laws, incorporate Cona Information into the Circular in the form provided or approved by Cona and Pengrowth and shall provide Cona and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by Cona. The Circular shall be in form and content satisfactory to Pengrowth and Cona, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.
(f)
Pengrowth shall ensure that the Pengrowth Information included in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(g)
Cona and the WEF Parties shall ensure that Cona Information provided by them for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

2.3          General
Pengrowth shall provide Cona and its counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed by Pengrowth with the Court in connection with the Arrangement and any supplement or amendment thereto and provide counsel to Cona, on a timely basis, with copies of any notice of appearance and evidence served on Pengrowth or its counsel in respect of the application for Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Pengrowth indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.
2.4          Filing of Certificate
On the Closing Date, the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the Arrangement will be filed with the Registrar who will then issue the Certificate. The Certificate will be conclusive evidence that the Arrangement has become effective on, and be binding on and after, the Effective Time.
2.5          Treatment of Incentives and Options
(a)
The particulars of the Options (all of which are “out-of-the-money” based on the Cash Consideration) and other Incentives outstanding as at the Agreement Date have been disclosed in the Disclosure Letter, including:

(i)	the names of the Optionholders and Incentiveholders and the number of Options and Incentives held by them;
(ii)	the date of grant;
(iii)	the date of expiry;
(iv)	the exercise price of each Option;
(v)	the applicable vesting dates; and
(vi)	the number of Shares issuable on exercise of each Option or redemption, as applicable, of each Incentive.
(b)
The Parties acknowledge and agree that the Pengrowth Board intends to approve the vesting of all outstanding unvested Options and Incentives, and that all such Options and Incentives will become conditionally exercisable or redeemable, as applicable, or shall otherwise conditionally vest on or immediately prior to the Effective Time, and that Pengrowth and the Pengrowth Board may take all such actions as are necessary or desirable to effect the foregoing.
(c)
To the extent any Options are exercised or conditionally exercised to purchase Shares prior to the Effective Time, Pengrowth shall ensure that the holder of such Options delivers to Pengrowth, prior to the Effective Time, a cash payment equal to the sum of the aggregate exercise price for the Options so exercised and the amount of any Taxes that Pengrowth is required to remit to a Taxing Authority in respect of the exercise of such Options.

(d)
The Parties acknowledge and agree that pursuant to the terms of the LTIP the vesting of the outstanding unvested DEUs, DSUs, PSUs and RSUs will be accelerated to the Effective Time and, for greater certainty, the “Combined Payout Percentage”, as such term is defined in the LTIP, with respect to any outstanding performance period for the PSUs shall be 100%. Satisfaction of the income tax remittance obligation with respect to the DEUs, DSUs, PSUs and RSUs will be satisfied by way of the withholding by Pengrowth from the Cash Consideration payable pursuant to the DEUs, DSUs, PSUs and RSUs or, if settled in Shares, from either the Shares issuable in accordance with the LTIP or DEU Plan or the Cash Consideration payable in exchange for the Shares issuable pursuant thereto, in accordance with the LTIP. The Parties acknowledge and agree that Pengrowth and the Pengrowth Board may take all such actions as are necessary or desirable to effect the foregoing.

(e)
Pengrowth agrees that, prior to the time that the application for the Interim Order is heard, it shall make commercially reasonable efforts to obtain an Option Termination Agreement, in a form satisfactory to Cona acting reasonably, from each Optionholder, which Option Termination Agreement shall provide that each Optionholder agrees, conditional upon the occurrence of the Effective Time, to surrender effective immediately before the Effective Time all Options held by such Optionholder, for cancellation for an aggregate payment of $0.01 to each Optionholder regardless of the type or number of Options held by such Optionholder.

(f)
If Option Termination Agreements have been entered into by all Optionholders not less than two Business Days prior to the anticipated date of the application for the Interim Order, then the Parties shall agree to amend the Plan of Arrangement to remove the provisions therein providing for the exercise or cancellation for no consideration of all outstanding Options, as the case may be, pursuant to the Plan of Arrangement.

(g)	The Parties acknowledge and agree that, if applicable:
(i)
Pengrowth will elect under subsection 110(1.1) of the Tax Act, in prescribed form, in respect of any Option surrendered pursuant to an Option Termination Agreement or pursuant to the terms of the Arrangement, as applicable, that neither Pengrowth, nor any person who does not deal at arm’s length with Pengrowth, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of a cash payment made to Optionholders in consideration for the surrender of their Options; and

(ii)	Pengrowth will provide Optionholders who have surrendered their Options with evidence in writing of the election under subsection 110(1.1) of the Tax Act.

2.6          Litigation Trust Matters
As of the Effective Date, Pengrowth shall enter into the Litigation Trust Agreement with the Litigation Trustee and Pengrowth shall:
(a)	transfer and assign to the Litigation Trustee all of its right, title and interest in and to the Litigation Trust Claim;
(b)	contribute in cash the Initial Litigation Funding Amount to the Litigation Trustee, for the benefit of the Litigation Trust; and
(c)
agree to contribute to the Litigation Trust, from time to time, such cash amounts comprising the Additional Litigation Funding Amount as are required in accordance with the terms and conditions of the Litigation Trust Agreement, in consideration for the issuance to Pengrowth of all of the Litigation Trust Interests, all in accordance with the Plan of Arrangement.
2.7          Indemnities and Directors’ and Officers’ Insurance
(a)
Cona agrees that, after the Effective Time, Pengrowth and any successor to Pengrowth will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Pengrowth pursuant to the provisions of the articles, by-laws or other constating documents of Pengrowth, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Pengrowth and its past or current officers or directors effective on or prior to the Agreement Date and Pengrowth has provided Cona the most recent form of indemnity agreement used for its directors and officers on or prior to the Agreement Date.

(b)
Cona will maintain or cause to be maintained in effect for six years from the Effective Time, customary policies of directors’ and officers’ liability insurance providing coverage comparable to, and in any case no less advantageous to the directors and officers of Pengrowth than, the coverage provided by the directors’ and officers’ policies obtained by Pengrowth that are in effect immediately prior to the Effective Time and providing coverage to the current and former directors and officers of Pengrowth in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date, provided that the cost of such insurance does not exceed 175% of Pengrowth’s annual premium for its current policy. Prior to the Effective Time, Pengrowth may, in the alternative, with the consent of Cona, purchase run off directors’ and officers’ liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, provided that the cost of such insurance does not exceed 175% of Pengrowth’s annual premium for its current policy, and in such event Cona will not have any further obligation under this Section 2.7(b).

2.8          Withholding Taxes
Cona, Pengrowth and the Depositary, as applicable, shall be entitled to deduct and withhold from any Cash Consideration otherwise payable to any Shareholders or Incentiveholders under the Plan of Arrangement such amounts as Cona, Pengrowth or the Depositary, as applicable, are required or reasonably believe to be required to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes under this Agreement as having been paid to the Shareholders, or Incentiveholders in respect of which such deduction, withholding and remittance was made; provided that such deducted and withheld amounts are actually remitted to the appropriate Governmental Authority, which Cona covenants to do, or cause to be done.
2.9          Support Agreements
Pengrowth has, concurrent with the execution of this Agreement, delivered to Cona support agreements entered into between Pengrowth and each of the directors and officers of Pengrowth in respect of all Shares beneficially owned by them.
2.10        WEF Parties Guarantee
Each of the WEF Parties, jointly and severally, hereby unconditionally and irrevocably guarantees in favour of Pengrowth the due and punctual performance by Cona of its obligations under Section 6.2. Each of the WEF Parties hereby agrees that Pengrowth shall not have to proceed first against Cona in respect of any such matter before exercising its rights under this guarantee against such WEF Party and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations, subject to the qualifications and limitations set forth in this Agreement, including, but not limited to, those relating to liquidated damages under Section 6.3.
2.11        Noteholder Extension and Support of Secured Debtholders
(a)	Pengrowth shall use its reasonable best efforts to solicit, facilitate, assist, request and cause, on or before November 15, 2019, each Secured Debtholder to deliver an executed Support Agreement.
(b)	Cona and WEF shall, jointly with Pengrowth, be permitted to solicit, facilitate, assist, request and cause each Secured Debtholder to deliver an executed Support Agreement.
2.12        Second Lien Demand Debenture
(a)	Pengrowth shall use its reasonable best efforts to:

(i)
solicit, facilitate, assist, request and cause, on or before November 15, 2019, each Secured Debtholder to consent to the execution by Pengrowth of a demand debenture granting Cona a second lien security interest over all of its present and after-acquired property in support of its potential obligation to pay the Cona Termination Fee, which demand debenture shall provide in the event that Pengrowth does not satisfy its obligation to pay the Cona Termination Fee in cash in connection with the termination of this Agreement pursuant to Section 8.1(c)(ii) of this Agreement upon occurrence of a Cona Damages Event as provided in Section 6.1(a) or Section 6.1(b) hereof, Pengrowth will agree to pay interest on the outstanding amount of the Cona Termination Fee at a rate of 15% per annum until such time as such outstanding amount is satisfied in full; and

(ii)	solicit, facilitate, assist, request and cause an amendment to the Intercreditor Agreement to add Cona as a party and to provide that:
(A)	the Cona Termination Fee shall not be payable until all of the outstanding Secured Indebtedness has been repaid in full in cash; and
(B)
Cona and the WEF Parties will agree that after the occurrence of a Cona Damages Event and prior to the repayment in full of all Secured Indebtedness, neither Cona nor any WEF Party shall take any action to enforce payment of the Cona Termination Fee and such fee shall in all cases rank behind and subordinate to the Secured Indebtedness, and Cona agrees to enter into such amended Intercreditor Agreement providing for the foregoing.
2.13        Communications
Pengrowth shall promptly advise, consult and co-operate with Cona and the WEF Parties in issuing any press releases or otherwise making public statements with respect to this Agreement or the Arrangement and in making any filing with any Governmental Authority or with the TSX with respect thereto. Pengrowth shall use commercially reasonable efforts to enable Cona and the WEF Parties to review and comment on all such press releases and filings prior to the release or filing thereof; provided, however, that the foregoing shall be subject to Pengrowth's overriding obligation to make disclosure in accordance with Applicable Laws, and if such disclosure is required and Cona and the WEF Parties have not reviewed or commented on the disclosure, Pengrowth shall use commercially reasonable efforts to give prior oral or written notice to Cona and the WEF Parties, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
ARTICLE 3
COVENANTS
3.1          Covenants of Cona and the WEF Parties
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws or except with the prior written consent of Pengrowth (such consent not to be unreasonably withheld or delayed):
(a)	Cona will make commercially reasonable efforts to assist Pengrowth in obtaining the Interim Order and the Final Order and to carry out the intent or effect of this Agreement and the Arrangement;
(b)
Cona and the WEF Parties will provide Pengrowth with a reasonable opportunity to review and comment upon drafts of any document containing information regarding the Arrangement or Pengrowth which is required to be filed or publicly disclosed by Cona or the WEF Parties under Applicable Laws, if any, and Pengrowth agrees to keep such information confidential until it is disseminated or filed;

(c)	Cona and the WEF Parties will promptly notify Pengrowth in writing of:
(i)	any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of the Arrangement;
(ii)
all material matters relating to claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Cona or the WEF Parties, threatened, against Cona or the WEF Parties related to the Arrangement;

(iii)
any change, circumstance or development, including any change, circumstance, or development affecting any representation or warranty provided by Cona or the WEF Parties in this Agreement that, to the knowledge of Cona or the WEF Parties, might reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the consummation of the Arrangement; and
(iv)
any change in any fact or matter disclosed in writing or included in any of the information provided to Pengrowth and its Representatives by Cona or the WEF Parties which would reasonably be considered material to Pengrowth in the context of this Agreement or which might materially delay or impede the ability of Cona to consummate the Arrangement; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Cona or the WEF Parties contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Pengrowth hereunder;

(d)
Cona and the WEF Parties shall assist Pengrowth in the preparation of the Circular and all Court documents related to the Interim Order and Final Order, and provide to Pengrowth, in a timely and expeditious manner, Cona Information for inclusion in the Circular and any amendments or supplements thereto, in each case complying in all material respects with all Applicable Canadian Securities Laws as of the date of the Circular and Cona shall provide Pengrowth and its Representatives with a reasonable opportunity to review and comment on Cona Information;

(e)
Cona and the WEF Parties will use their respective reasonable commercial efforts to assist Pengrowth in securing all consents of third parties that are required to permit the inclusion of any reference to the names of Cona and the WEF Parties in, or in relation to, any Cona Information included in the Circular, including by reason of such names being included in a document incorporated by reference in the Circular, or otherwise, and will provide copies of such consents to Pengrowth as soon as reasonably practicable;

(f)
on or prior to the Effective Date, provided that there are no material impediments to the satisfaction of the conditions contained in Sections 5.1 and 5.2 for the benefit of Cona which have not been waived by Cona, Cona shall provide to: (i) the Depositary sufficient funds to permit the Depositary to pay the aggregate Cash Consideration that will be payable to the Shareholders and Incentiveholders pursuant to the Arrangement; and (ii) the Collateral Agent sufficient funds to permit the Collateral Agent to pay the aggregate Secured Debtholder Consideration and Secured Debtholder Interest Amount that will be payable to the Secured Debtholders pursuant to the Arrangement;

(g)
Cona and the WEF Parties shall indemnify and save harmless Pengrowth and the directors, officers and agents of Pengrowth from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Pengrowth or any director, officer or agent of Pengrowth may be subject or which Pengrowth, or any director, officer or agent of Pengrowth, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Cona or the WEF Parties in the Circular;
(ii)
any order made or any inquiry, investigation or proceeding initiated by any securities commission or other competent authority based upon any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation by Cona or the WEF Parties in the Circular; or

(iii)	Cona or the WEF Parties not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement, except that Cona and the WEF Parties will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of or are caused by any untrue statement or omission, or alleged untrue statement or omission, of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Pengrowth Information included in the Circular, the negligence of Pengrowth or any director, officer or agent of Pengrowth or the non-compliance by Pengrowth with any requirement of Applicable Laws in connection with the transactions contemplated by this Agreement;
(h)
Cona or the WEF Parties, as the case may be, shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall make commercially reasonable action necessary to be in compliance, in all material respects, with such Applicable Laws;

(i)	Cona and the WEF Parties shall make commercially reasonable actions to give effect to the transactions contemplated by this Agreement; and
(j)
Cona shall ensure that it will have available funds at the Effective Time to pay the Cash Consideration payable to the Shareholders and the Secured Debtholder Consideration and Secured Debtholders Interest Amount payable to the Secured Debtholders pursuant to the Arrangement, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required.

3.2          Covenants of Pengrowth
From the Agreement Date until the earlier of the completion of the Arrangement or the termination of this Agreement in accordance with Article 8 except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws:
(a)
Pengrowth shall conduct its business in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any oil or natural gas property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice in Canada and the agreements governing the ownership and operation of such property) and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;

(b)	Pengrowth shall not, directly or indirectly, do or permit any of the following to occur:
(i)	amend its constating documents;
(ii)
declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares without the prior consultation with, and the prior written consent of, Cona;

(iii)
issue (other than on conversion, exercise, settlement or surrender of the Incentives outstanding on June 30, 2019), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Pengrowth or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shares;

(iv)	redeem, purchase or otherwise acquire any of its outstanding shares or other securities;
(v)	split, combine or reclassify any of its securities;
(vi)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Pengrowth;
(vii)	reduce the stated capital of any of its outstanding shares; or
(viii)	enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;
(c)
Pengrowth shall not pay any interest to the Lenders or the Noteholders insofar as such interest has been adjusted pursuant to the Support Agreements or contemplated in the Plan of Arrangement, as applicable;

(d)
Pengrowth shall not, without the prior consultation with, and the prior written consent of, Cona (not to be unreasonably delayed), directly or indirectly, except for expenditures considered necessary by Pengrowth, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment:

(i)	sell, pledge, dispose of or encumber any assets, except production in the ordinary course of business;
(ii)	expend or commit to expend any amount with respect to any capital expenditure item, other than as detailed in the 2019 Capital Program and Budget, in an amount in excess of $500,000;
(iii)	expend or commit to expend amounts in excess of $200,000 in a given month in the aggregate with respect to operating expenses outside of the ordinary course of business;
(iv)	approve the 2020 Capital Program and Budget;
(v)
acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Pengrowth as of the Agreement Date, or make any investment therein either by purchase of shares or securities or contributions of capital;

(vi)
incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Section 3.2(d), or any other material liability or obligation other than in respect of the Credit Agreement or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business;

(vii)	issue, increase, extend or renew any letter of credit issued under the Credit Agreement;
(viii)	authorize, recommend or propose any release, waiver or relinquishment of any Material Contract right;

(ix)
waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing Material Contract or waive, release, grant, transfer or enter into any material license, lease, production sharing agreement, government land concession or other material document, other than as a result of land expiries in the normal course;

(x)
except in the ordinary course of business (including, without limitation, oil and natural gas lease expiries and in satisfaction of regulatory requirements), surrender, release or abandon the whole or any part of its assets;

(xi)	enter into any hedges, swaps or other financial instruments or like transactions or terminate any hedges, swaps or other financial instruments or like transactions;
(xii)
enter into any non-arm’s length transactions including with any officers, directors, employees or consultants of Pengrowth or transfer any property or assets of Pengrowth to any directors, officers, employees or consultants;

(xiii)
pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Financial Statements or otherwise in the ordinary course of business or repayment of Pengrowth’s bank indebtedness;

(xiv)	enter into any agreements for the sale of production having a term of more than 30 days;
(xv)	enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or
(xvi)	authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;
(e)
Pengrowth shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws. For greater certainty, Pengrowth shall not make any bonus payments with respect to 2019 performance without the prior written consent of Cona;

(f)
other than in relation to the Litigation Trust Claim, Pengrowth shall not, without the prior consultation with, and the prior written consent of, Cona: (i) commence any litigation; or (ii) cancel, waive, release, assign, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation or right in excess of an amount of $100,000 individually or $500,000 in the aggregate;

(g)
other than in respect of the payment of Employment Agreement Obligations, the Key Employee Retention Program, and the Key Executive Retention Program upon completion of the Arrangement, Pengrowth shall not:

(i)	make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided;
(ii)	grant any officer, director, employee or consultant an increase in compensation in any form;
(iii)	grant any general salary increase;

(iv)	grant any Incentives;

(v)	take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees;
(vi)	enter into or amend any existing employment, severance, termination or change of control agreement;
(vii)	terminate the employment or engagement of any employee, officer, director or consultant unless such employee, officer, director or consultant:
(A)          is terminated for cause;
(B)          is terminated with the prior written consent of Cona;
(C)          voluntarily resigns; or
(D)          retires;
(viii)
adopt or amend (other than to permit accelerated vesting of currently outstanding Incentives as contemplated by this Agreement) any stock option plan or other equity compensation plan, including the Option Plan or the LTIP, or the terms of any outstanding Incentives or rights thereunder; nor

(ix)	advance any loan to any officer, director, employee, consultant or any other party not at arm’s length;
(h)
Pengrowth will promptly provide to Cona, for review by Cona and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Pengrowth’s obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Cona agrees to keep such information confidential until it is filed as part of the Public Record;

(i)
Pengrowth shall use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Pengrowth shall consult with Cona with respect to all such matters prior to taking any action in respect thereof;

(j)	Pengrowth will promptly notify Cona in writing of:
(i)
any material Governmental Authority or third party complaints, investigations, audits or hearings (or communications indicating that the same may be contemplated) in respect of Pengrowth or the Arrangement;

(ii)
all material matters relating to claims, audits, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Pengrowth, threatened, against Pengrowth or related to the Arrangement;
(iii)
any circumstance or development that, to the knowledge of Pengrowth, would have a material adverse effect or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the consummation of the Arrangement;

(iv)
any change affecting any representation or warranty provided by Pengrowth in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)
any change in any fact or matter disclosed in the Disclosure Letter or included in any of the information provided to Cona, the WEF Parties and their Representatives in the course of their evaluation of Pengrowth which might materially delay or impede the ability of Pengrowth to consummate the Arrangement; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in the Disclosure Letter or included in such information or any representation or warranty of Pengrowth contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Cona hereunder;

(k)
Pengrowth will maintain its status as a “reporting issuer” (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(l)	Pengrowth will maintain the listing of the Shares on the TSX;
(m)
Pengrowth shall indemnify and save harmless Cona and the WEF Parties and the directors, officers and agents of Cona and the WEF Parties from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Cona or the WEF Parties or any director, officer or agent of Cona or the WEF Parties, may be subject or which Cona or the WEF Parties, or any director, officer or agent of Cona or the WEF Parties, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Pengrowth in the Circular;
(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular; or

(iii)	Pengrowth not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement, except that Pengrowth shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on Cona Information included in the Circular, or the negligence of Cona or the WEF Parties or any director, officer or agent of Pengrowth or the failure of Cona or the WEF Parties to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

(n)
except for proxies and non-substantive communications with the holders of Pengrowth securities and communications that Pengrowth is required to keep confidential pursuant to Applicable Law, Pengrowth shall furnish promptly to Cona, or Cona’s counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Pengrowth from holders of Pengrowth securities or regulatory agencies in connection with:

(i)	the Arrangement;
(ii)	the Meetings;
(iii)	any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and
(iv)	any dealings with stock exchanges or regulatory agencies in connection with the transactions contemplated by this Agreement;
(o)
Pengrowth shall use commercially reasonable efforts to cause the resignation of its directors effective at the Effective Time and to secure mutual releases from each such director, in a form satisfactory to Cona, acting reasonably, in favour of Pengrowth and Cona;

(p)
Pengrowth shall convene and hold the Meetings, at which meetings the Arrangement Resolution shall be submitted to the Voting Parties entitled to vote upon such resolution for approval, and Pengrowth shall provide written notice to Cona of the Meetings and allow Cona’s Representatives to attend such meeting;

(q)
subject to the terms of this Agreement and the fiduciary duties of the directors and officers of Pengrowth, Pengrowth shall solicit proxies to be voted at the Meetings in favour of matters to be considered at the Meetings, including the Arrangement Resolution and, if requested by Cona, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Transaction Costs and will be paid by Cona) to solicit proxies in favour of the Arrangement Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;

(r)
Pengrowth shall advise Cona, as Cona may request, and on a daily basis on each of the last ten Business Days prior to the proxy cut-off date for the Meetings, as to the aggregate tally of the proxies received by Pengrowth in respect of the Arrangement Resolution and any other matters to be considered at the Meetings;

(s)
Pengrowth shall conduct the Meetings in accordance with the by-laws of Pengrowth and any instrument governing the Meetings (including without limitation, the Interim Order), as applicable, and otherwise in accordance with Applicable Laws;

(t)
Pengrowth shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall make commercially reasonable action necessary to be in compliance, in all material respects, with such Applicable Laws;

(u)
Pengrowth shall promptly advise Cona of the number of Shareholders for which Pengrowth receives notices of dissent or written objections to the Arrangement and provide Cona with copies of such notices and written objections on an as received basis and subject to Applicable Laws, shall provide Cona with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Pengrowth to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the

Arrangement Resolution and reasonable consideration shall be given to any comments made by Cona and its counsel prior to sending any such written communications. Pengrowth shall not settle any claims with respect to Dissent Rights without the prior written consent of Cona, not to be unreasonably withheld or delayed;
(v)
Pengrowth shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Pengrowth shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(w)	Pengrowth shall:

(i)	duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects;
(ii)	timely pay all Taxes which are due and payable unless validly contested;
(iii)	pay, withhold, collect and remit to the proper Governmental Authority within the times prescribed by Applicable Laws, all amounts required to be so paid, withheld, collected or remitted;
(iv)	not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority;
(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes;
(vi)
not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending prior to the Agreement Date; and

(vii)
properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Pengrowth which are not due or payable prior to the Effective Date;

(x)
Pengrowth will not, directly or indirectly claim any discretionary deduction, reduce the amount or amend the characterization of any of its individual categories of tax attributes, including, without limitation, any of its resource pools or non-capital loss carry-forwards;

(y)	except as disclosed in writing to Cona and as required by Applicable Law, Pengrowth shall not:
(i)	make, change or rescind any Tax election, information schedule, return or designation,
(ii)	enter into any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement,
(iii)	surrender any right to claim a material Tax abatement, reduction, deduction, exemption, credit or refund, or

(iv)	consent to the extension or waiver of the limitation period applicable to any Tax matter, without the consent of Cona, such consent not to be unreasonably withheld;
(z)
Pengrowth shall conduct itself so as to keep Cona fully informed as to the material decisions or actions required to be made with respect to the operations of Pengrowth's business; provided that such disclosure is not otherwise prohibited by reason of a confidentiality obligation owed to a third-party or otherwise prevented by Applicable Laws or is in respect of customer-specific or competitively sensitive information; and

(aa)
Pengrowth shall promptly notify Cona in writing of any material change (actual, anticipated, contemplated or, to the knowledge of Pengrowth, threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of Pengrowth, provided that Pengrowth shall in good faith discuss with Cona any change in circumstances (actual, anticipated, contemplated or, to the knowledge of Pengrowth, threatened, financial or otherwise) which is of such a nature that there may be a reasonable question as to whether notice needs to be given to Cona pursuant to this Section 3.2(aa).

3.3          Mutual Covenants Regarding the Arrangement
From the Agreement Date until the earlier of the completion of the Arrangement and the termination of this Agreement in accordance with Article 8:
(a)	each Party shall make commercially reasonable efforts to cause the Effective Date to occur on or about ten Business Days after the date of the Meetings and, in any event, by the Outside Date;
(b)
each Party shall make commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder (to the extent that the satisfaction of the same is within the control of such Party) and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including making commercially reasonable efforts to:

(i)
obtain all waivers, consents and approvals from other parties to leases and other Contracts to which it is a party that may be necessary or desirable to permit the completion of the Arrangement on the terms contemplated hereby;

(ii)
obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder; and

(iii)
oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

(c)
each Party agrees that it will not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would render or may reasonably be expected to render any representation or warranty made by it in this Agreement untrue in any material respect prior to the Effective Date or which would reasonably be expected to materially impede the consummation of the Arrangement or to prevent or delay the consummation of the transactions contemplated hereby, in each case, except as permitted by this Agreement;
(d)	notwithstanding anything else in this Agreement, in connection with obtaining the Competition Act Approval:
(i)	the Parties shall use commercially reasonable efforts to obtain Competition Act Approval as soon as practicable and in any event prior to the Outside Date. In connection therewith:
(A)
Cona shall prepare and file with the Commissioner a submission in support of a request for an ARC under section 102 of the Competition Act as soon as practicable but in any event no later than five Business Days following the execution of this Agreement or such later date as the parties may mutually agree in writing; and

(B)
Cona and Pengrowth shall each file with the Commissioner a notification pursuant to Part IX of the Competition Act as soon as practicable but in any event no later than five Business Days following the execution of this Agreement or such later date as the parties may mutually agree in writing;

(ii)
each of the Parties shall not take any action, including entering into any separate transaction or commercial relation, that will have, or might reasonably be expected to have, the effect of delaying, impairing or impeding the granting of the Competition Act Approval;

(iii)	each Party will:

(A)
cooperate with one another, including by way of furnishing such information as may be reasonably requested by a Party, in connection with the preparation and submission of all applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from the Commissioner) as may be or become necessary or desirable in connection with obtaining Competition Act Approval;

(B)	promptly inform the other Parties of any material communication received by that Party from the Commissioner;
(C)
use commercially reasonable efforts to respond promptly to any request or notice from the Commissioner requiring the Parties, or any one of them, to supply additional information that is relevant to the review of the transactions contemplated by this Agreement;

(D)
permit the other Parties to review in advance any proposed applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from the Commissioner), and provide the other Parties a reasonable opportunity to comment thereon and agree to consider those comments in good faith;

(E)	promptly provide the other Party with any applications, notices, filings, submissions, undertakings, correspondence and communications of any nature (including responses to requests for information and inquiries from the Commissioner);
(F)
make commercially reasonable efforts to ensure that, to the extent permitted by Applicable Law, prior to participating in any substantive meetings or discussions (whether in person, by telephone or otherwise) with the Commissioner, the other Party is consulted in advance, and such other Party or its external legal counsel is given the opportunity to attend and participate thereat unless the representatives of the Commissioner requests otherwise; and

(G)	keep the other Parties informed, including through their respective external legal counsel, of the status of discussions relating to obtaining Competition Act Approval; and
(iv)
notwithstanding any requirement in this Section 3.3, if a Party (in this Section 3.3 only, a “Disclosing Party”) is required to provide information to another Party (a “Receiving Party”) that the Disclosing Party deems to be competitively sensitive information or otherwise reasonably determines in respect thereof that disclosure should be restricted, the Disclosing Party may restrict the provision of such competitively sensitive and other information only to external legal counsel of the Receiving Party, provided that the Disclosing Party also provides the Receiving Party a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from the Commissioner) which does not contain any such competitively sensitive or other restricted information;

(e)	in connection with obtaining the Regulatory Approvals (other than Competition Act Approval):
(i)
each Party shall make commercially reasonable efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, and each of Cona and Pengrowth will make commercially reasonable efforts to cooperate with the other in connection with the performance by the other Party of its obligations under this Section 3.3(e)(i) including, without limitation, assisting with the preparation and filing of any applications and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Cona and Pengrowth;

(ii)
Cona shall not make any filing, application or submission to a Governmental Authority that is not required to be made in order to consummate the transaction contemplated by this Agreement unless Cona has sought and obtained the written permission of Pengrowth, which permission Pengrowth shall have the sole and absolute right to refuse;

(iii)
notwithstanding any other provision in this Agreement, except as otherwise required by Applicable Law, where any of Cona, the WEF Parties or Pengrowth, as the case may be, is obligated to provide information that it deems, acting reasonably, to be competitively sensitive information to any other Party in connection with obtaining any other Regulatory Approvals, Cona or the WEF Parties or Pengrowth, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the other Party or to external experts hired by external counsel to Cona or the WEF Parties or

Pengrowth (or both) on the basis that such competitively sensitive information shall not be shared by such counsel or external experts with any other Person other than the Governmental Authority;
(iv)	promptly inform the other Parties of any material communication received by that Party from any Governmental Authority in respect of obtaining the other Regulatory Approvals;
(v)	keep the other Parties informed of the status of discussions related to obtaining the other Regulatory Approvals; and
(f)
each Party shall make commercially reasonable efforts to cooperate with the other Parties in connection with the performance by another Party of its obligations under this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between Representatives of Cona and Pengrowth.

3.4          Pengrowth’s Covenants Regarding Non-Solicitation
(a)
Pengrowth shall: (1) immediately cease and cause to be terminated all existing discussions or negotiations (including, without limitation, through any affiliates, officers, directors, employees, consultants, advisors (including financial and legal advisors), representatives or agents of Pengrowth or any other person acting on behalf of Pengrowth or in any way involved in the Plan of Arrangement (collectively, “Representatives”)), if any, with any third parties (other than Cona or the WEF Parties) initiated before the Agreement Date with respect to any proposal that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal; (2) as and from the Agreement Date until termination of this Agreement pursuant to Article 8, discontinue providing access to any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; and (3) (pursuant to and in accordance with each applicable confidentiality agreement, but excluding with respect to the Secured Debtholders) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with Pengrowth relating to an Acquisition Proposal and shall make commercially reasonable efforts to cause such requests to be honoured.

(b)	Pengrowth shall not, directly or indirectly, do, or authorize or permit any of its Representatives to do, any of the following:
(i)
solicit or knowingly facilitate, initiate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information;

(ii)	withdraw or modify, or propose to withdraw or modify, in any manner adverse to Cona, the approvals, determinations and recommendations of the Pengrowth Board as set out in Section 2.2(c);
(iii)
enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to its securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(iv)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal; or
(v)
release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which Pengrowth is a party, including, without limitation, any “standstill provisions” thereunder, provided, however, that notwithstanding any provisions of Sections 3.4(a)(1) or (2) or this Section 3.4(b), Pengrowth and its Representatives may:
(vi)
enter into, or participate in, any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Pengrowth or any of its Representatives) seeks to initiate such discussions or negotiations that does not result from a breach of this Section 3.4 and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality provisions in the Letter of Intent, along with the information provided thereunder, to Cona, may furnish to such third party information concerning Pengrowth and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)	the third party has first made an unsolicited written bona fide Acquisition Proposal:
(1)
that is not subject to a financing condition and the funds or other consideration necessary for the consummation of such Acquisition Proposal (including, for greater certainty, paying the full amount pursuant to Section 8.1(d)(iii), and paying all of the outstanding Secured Obligations (as defined in the Support Agreement), in cash and in full) are available or, as demonstrated to the Pengrowth Board, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal, if any;

(2)
that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of Pengrowth which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes and which access shall not extend beyond the tenth calendar day after which such access is first afforded to the Person making such Acquisition Proposal;

(3)
that the Pengrowth Board and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of being completed in accordance with its terms within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; and

(4)
in respect of which the Pengrowth Board has determined in good faith (after the receipt of advice from its legal counsel in respect of (I) below, and its financial advisors in respect of (II) below, in each case as reflected in the minutes of the Pengrowth Board), that

(I)          failure to recommend such Acquisition Proposal could be inconsistent with its fiduciary duty under Applicable Laws; and
(II)          such Acquisition Proposal if consummated in accordance with its terms, would reasonably be expected to result in a transaction financially superior for the Voting Parties than the transaction contemplated by this Agreement in its current form (including taking into account any modifications to this Agreement proposed by Cona as contemplated by Section 3.4(d)) (an Acquisition Proposal described in this clause (A) being a “Superior Proposal”); and
(B)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, Pengrowth provides prompt written notice to Cona to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to Cona a copy of the confidentiality and standstill agreement referenced above and, if not previously provided to Cona, copies of all information provided to such third party concurrently with the provision of such information to such third party, together with the information required to be provided under Section 3.4(d);

(vii)
comply with Division 3 of National Instrument 62-104 – Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders;

(viii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party and, in connection therewith, withdraw any approval or recommendation contemplated by Section 3.4(b)(ii), but only if prior to such acceptance, recommendation, approval or implementation, (A) the Pengrowth Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Section 3.4(d) and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the Pengrowth Board, that it is a Superior Proposal and the failure to take such action is inconsistent with the discharge of the fiduciary duties of the directors of Pengrowth under Applicable Laws, (B) Pengrowth complies with its obligations set out in Section 3.4(d), and (C) Pengrowth terminates this Agreement in accordance with Section 8.1(d)(iii) and the third party making the Superior Proposal concurrently therewith pays $45 million to Cona; and

(ix)
enter into, or participate in, any discussions or negotiations with the Secured Debtholders or the Shareholders and their respective Representatives and any matters related to the maturities of the Secured Indebtedness and matters in respect of the Credit Agreement regarding the general operation and revolving thereof until the Effective Time, provided however that any such discussions and negotiations pertain solely to the transactions contemplated by this Agreement;

(x)	with respect to the transactions contemplated by this Agreement and any matters related to the maturities of the Secured Indebtedness.
(c)
Pengrowth shall promptly (and in any event within 24 hours of receipt by Pengrowth) notify Cona (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any request for non-public information relating to Pengrowth, its assets, or any amendments to the foregoing received by Pengrowth. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) received by Pengrowth or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal, offer or request (to the extent then known by Pengrowth). Pengrowth shall also provide such further and other details of the Acquisition Proposal or any amendment thereto as Cona may reasonably request (to the extent then known by Pengrowth). Pengrowth shall keep Cona fully informed of the status, including any change to material terms, of any Acquisition Proposal or any amendment thereto, shall respond promptly to all reasonable inquiries by Cona with respect thereto, and shall provide to Cona copies of all material correspondence and other written material sent to or provided to Pengrowth by any Person in connection with such inquiry, proposal, offer or request or sent or provided by Pengrowth to any Person in connection with such inquiry, proposal, offer or request.
(d)
Following receipt of a Superior Proposal, Pengrowth shall give Cona, orally and in writing, at least three Business Days advance notice of any decision by the Pengrowth Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall: (i) confirm that the Pengrowth Board has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between Pengrowth and such third party in all material respects, and Pengrowth will concurrently provide a true and complete copy thereof and, will thereafter promptly provide any amendments thereto, to Cona. During the three Business Day period commencing on the delivery of such notice, Pengrowth agrees not to accept, recommend, approve or enter into any definitive agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such three Business Day period, Pengrowth shall, and shall cause its financial and legal advisors to, negotiate in good faith with Cona and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement that would result in the Arrangement, as amended, being equal or superior from a financial point of view to the Voting Parties than the Superior Proposal. In the event Cona confirms in writing its commitment to amend this Agreement to provide a transaction financially equivalent or superior for the Voting Parties than the Superior Proposal and so advises the Pengrowth Board prior to the expiry of such three Business Day period, the Pengrowth Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. Notwithstanding the foregoing, and for greater certainty, Cona shall have no obligation to make or negotiate any changes to this Agreement in the event that Pengrowth is in receipt of a Superior Proposal. Pengrowth acknowledges that each successive material modification of any Superior Proposal shall constitute a new Superior Proposal for purposes of this Section 3.4(d).

(e)
The Pengrowth Board shall reaffirm its recommendation of the Arrangement by news release promptly, and in any event within three Business Days of being requested to do so by Cona (or in the event that the Meetings to approve the Arrangement are scheduled to occur within such three Business Day period, prior to the scheduled date of such meetings), in the event that: (i) any Acquisition Proposal is publicly announced unless the Pengrowth Board has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with this Section 3.4; or (ii) the Parties have entered into an amended agreement pursuant to Section 3.4(d) that results in any Acquisition Proposal not being a Superior Proposal.

(f)
Cona agrees that all information that may be provided to it by Pengrowth with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were subject to the confidentiality provisions of the Letter of Intent and such information shall not be disclosed or used except in accordance with the Letter of Intent or in order to enforce its rights under this Agreement in legal proceedings.
(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4. Pengrowth shall be responsible for any breach of this Section 3.4 by its Representatives.
3.5          Access to Information
(a)
From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, Pengrowth shall, subject to compliance with Applicable Laws, the confidentiality provisions of the Letter of Intent and the terms of any Contracts (in which circumstances Pengrowth will make commercially reasonable efforts to obtain a waiver thereof) and upon reasonable written notice, provide Cona and its Representatives access, during normal business hours and at such other time or times as Cona may reasonably request, to its premises (including field offices and sites), books, Contracts, Returns, records, properties, employees and management personnel and shall furnish promptly to Cona all information concerning its business, properties, operations and personnel as Cona may reasonably request in order to permit Cona to be in a position to expeditiously and efficiently integrate the business and operations of Pengrowth with those of Cona immediately upon but not prior to the Effective Date, provided that Pengrowth’s compliance with any request under this Section 3.5(a) shall not unduly interfere with the conduct of Pengrowth’s business.

(b)
The Parties acknowledge and agree that all information provided by Pengrowth to Cona (or any of its Representatives) pursuant to this Section 3.5 shall be treated as if it were subject to the confidentiality provisions of the Letter of Intent.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
4.1          Representations and Warranties of Cona and the WEF Parties
Cona and each of the WEF Parties hereby jointly and severally make the representations and warranties set out in this Section 4.1 to, and in favour of, Pengrowth and acknowledge that Pengrowth is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
(a)	Organization and Qualification. Each of Cona and the WEF Parties has been duly incorporated and is validly subsisting under the Applicable Laws of its jurisdiction of formation.
(b)
Authority Relative to this Agreement. Each of Cona and the WEF Parties has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by each of Cona and the WEF Parties of the Arrangement and the transactions contemplated by this Agreement have been duly authorized by the board of directors of Cona and the investment committee of each of the WEF Parties and no other proceedings on the part of Cona or any of the WEF Parties is necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein. This Agreement has been duly executed and delivered by each of Cona and the WEF Parties and constitutes a legal, valid and binding obligation of each of Cona and the WEF Parties enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.
(c)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Cona or the WEF Parties nor the consummation of the Arrangement and the transactions contemplated by this Agreement nor compliance by Cona with any of the provisions hereof will:

(A)
violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, the constating or governing documents of Cona or the WEF Parties; or

(B)
subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Cona or the WEF Parties;

(except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of encumbrances, suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, be reasonably likely to materially delay or impede the ability of Cona to consummate the Arrangement); or
(ii)
other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Court and the Competition Act Approval:

(A)	there is no legal impediment to Cona’s consummation of the Arrangement; and
(B)
no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Cona or the WEF Parties in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, be reasonably likely to materially delay or impede the ability of Cona to consummate the Arrangement.

(d)
Funds Available. Cona and the WEF Parties will collectively have, on the Business Day immediately prior to the Effective Time, sufficient funds available to pay the Cash Consideration payable to the Shareholders and to pay or advance to Pengrowth or the Collateral Agent the Secured Debtholder Consideration and Secured Debtholder Interest Amount payable to the Secured Debtholders pursuant to the Arrangement, and to satisfy all other obligations payable by Cona pursuant to this Agreement, the Plan of Arrangement.

(e)
Requisite Approvals. This Agreement and the transactions contemplated by this Agreement have received the unanimous approval of: (i) the board of directors of Cona; and (ii) the investment committee of each of the WEF Parties.

(f)
Holdings of Pengrowth. As at the Agreement Date, neither Cona, the WEF Parties nor any persons acting jointly or in concert with any of them within the meaning of National Instrument 62-104 beneficially owns, or exercises control or direction over, any Shares or Notes.

(g)
Proceeds of Crime. To the knowledge of each of Cona and the WEF Parties, each of Cona and the WEF Parties has not, directly or indirectly: (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) (to the extent applicable) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Cona or the WEF Parties and its operations and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(h)	Investment Canada Act. Cona is a Canadian within the meaning of the Investment Canada Act.
4.2          Representations and Warranties of Pengrowth
Pengrowth hereby makes the representations and warranties set out in this Section 4.2 to and in favour of Cona and each of the WEF Parties and acknowledges that each of Cona and the WEF Parties is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.
(a)
Organization and Qualification. Pengrowth has been duly amalgamated and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Pengrowth is duly registered or authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not have a material adverse effect on Pengrowth.

(b)
Authority Relative to this Agreement. Pengrowth has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Pengrowth of the transactions contemplated by the Arrangement have been duly authorized by the Pengrowth Board and no other proceedings on the part of Pengrowth are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by the Voting Parties and approval of the Circular and matters relating to the Meetings by the Pengrowth Board. This Agreement has been duly executed and delivered by Pengrowth and constitutes a legal, valid and binding obligation of Pengrowth enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. Except as disclosed in the Disclosure Letter, Pengrowth has no subsidiaries.

(d)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Pengrowth nor the consummation of the transactions contemplated by the Arrangement nor compliance by Pengrowth with any of the provisions hereof will:

(A)
except as disclosed in the Disclosure Letter, violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Pengrowth or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Pengrowth; or (2) subject to the receipt of the consent of both the Lenders and the Noteholders, any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Pengrowth is a party or to which it, or any of its properties or assets, may be subject or by which it is bound;

(B)
subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation in Canada applicable to Pengrowth or any of its properties or assets; or

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect, except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of Encumbrances (other than Permitted Encumbrances) which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have a material adverse effect on Pengrowth, or materially delay or impede the ability of Pengrowth to consummate the Arrangement; or
(ii)
other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Voting Parties, Court, the Competition Act Approval:

(A)	there is no legal impediment to Pengrowth’s consummation of the Arrangement; and
(B)
no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Pengrowth in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Pengrowth, or materially delay or impede the ability of Pengrowth to consummate the Arrangement.

(e)
Litigation. Except as disclosed in the Disclosure Letter, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Pengrowth, threatened, affecting or that would reasonably be expected to affect Pengrowth or affecting or that would reasonably be expected to affect any of its properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Pengrowth which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to Pengrowth, or would materially delay or impede the ability of Pengrowth to consummate the Arrangement.
(f)
Taxes, etc. Except as disclosed in the Disclosure Letter, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on Pengrowth:

(i)
all material Returns required to be filed by or on behalf of Pengrowth for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Pengrowth with respect to items or periods covered by such Returns;

(ii)
Pengrowth has paid or has withheld and remitted to the appropriate Taxing Authority on a timely basis all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Tax Return, or, where payment is not yet due, Pengrowth has established adequate accruals in conformity with IFRS in the Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Tax Return. Pengrowth has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Tax Return;

(iii)	no written claim has been made by any Governmental Authority in a jurisdiction where Pengrowth does not file Tax Returns that Pengrowth is or may be subject to Tax by that jurisdiction;
(iv)	there are no Encumbrances, other than the Permitted Encumbrances, with respect to Taxes upon any of the assets of Pengrowth;
(v)	no material deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Pengrowth that have not yet been settled;
(vi)
Pengrowth has made available to Cona, to the extent requested by Cona, true and complete copies of: (A) income tax audit reports, statement of deficiencies, notices of assessment and notices of reassessment of Pengrowth, closing or other agreements received by Pengrowth or on behalf of Pengrowth relating to Taxes; and (B) all income tax Returns for Pengrowth including all predecessor entities, in all cases in respect of taxable years ended on or after December 31, 2012;

(vii)
Except as disclosed in the Disclosure Letter, Pengrowth is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Pengrowth, has such an event been asserted in writing by any Governmental Authority or threatened against Pengrowth or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Pengrowth. No audit by Taxing Authorities of Pengrowth is in process or to the knowledge of Pengrowth, pending;
(viii)
Pengrowth's tax pools as at September 30, 2019 were accurately disclosed in the Disclosure Letter. Except as disclosed in the Disclosure Letter, such tax pools have not materially and adversely changed since September 30, 2019;

(ix)
Pengrowth has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through shares" (as defined in the Tax Act) or the incurring and renunciation of "Canadian exploration expense" or "Canadian development expense" (each as defined in the Tax Act), which amounts have not been fully expended and renounced as required thereunder;

(x)
Pengrowth has not, at any time, directly or indirectly transferred any property to or supplied any services to, or acquired any property or services from, a Person with whom it was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of the property or services at the time of the transfer, supply or acquisition of the property or services;

(xi)
Pengrowth has not, at any time, directly or indirectly, transferred any property or supplied any services to, acquired any property or services from, a Person who is not resident in Canada for purposes of the Tax Act and with whom Pengrowth was not dealing at arm's length (within the meaning of the Tax Act) for consideration other than consideration equal to the fair market value of such property or services at the time of transfer, supply or acquisition, as the case may be, nor has Pengrowth been deemed to have done so for purposes of the Tax Act; and Pengrowth has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act, and there are no transactions to which subsection 247(2) or subsection 247(3) of the Tax Act may reasonably be expected to apply;

(xii)
there are no circumstances existing which could result in the application of section 78 or sections 80 to 80.04 of the Tax Act, or any equivalent provision under provincial Applicable Law, to Pengrowth. Other than in the ordinary course, Pengrowth has not claimed nor will it claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if any amount could be included in the income of Pengrowth for any period ending after the Effective Time;

(xiii)
Pengrowth is not a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement. Pengrowth has no liability for the Taxes of any other Person under any applicable legislation, as a transferee or successor, by contract or otherwise; and

(xiv)	for purposes of the Tax Act, Pengrowth is resident in, and is not a non-resident of Canada and is a "taxable Canadian corporation".
(g)
Securities Laws. Pengrowth is a “reporting issuer” in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities laws therein and the Shares are listed and posted for trading on the TSX. Pengrowth is not in default of any material requirements of any Applicable Canadian Securities Laws or any rules or regulations of, or agreement with, the TSX. The documents and information comprising the Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Public Record prior to the Agreement Date. Pengrowth has not filed any confidential material change report that, at the

Agreement Date, remains confidential. No delisting of, suspension of trading in or cease trading order with respect to any securities of Pengrowth and, to the knowledge of Pengrowth, no inquiry or investigation (formal or informal) by any securities authority, or any enforcement action, is in effect or ongoing by any securities authority or, to the knowledge of Pengrowth, expected to be implemented or undertaken against Pengrowth, other than the delisting of the Shares after the Effective Time. None of the officers or directors of Pengrowth are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. Except as disclosed in the Disclosure Letter, since January 1, 2017, Pengrowth has not received material correspondence between the securities authorities, on the one hand, and Pengrowth, on the other hand.
(h)
Capitalization. As of the Agreement Date, the authorized capital of Pengrowth consists of an unlimited number of Shares and up to 10,000,000 preferred shares. As of October 31, 2019, there are 560,113,864 Shares issued and outstanding and no preferred shares are issued and outstanding. Other than: (i) Options providing for the issuance of up to 17,835,384 Shares (ii) RSUs providing for the issuance of up to 4,260,295 Shares; (iii) PSUs providing for the issuance of up to 959,059 Shares; (iv) DSUs providing for the issuance of up to 191,144.65 Shares; and (v) DEUs providing for the issuance of up to 79,628.09 Shares, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Pengrowth of any securities of Pengrowth (including Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Pengrowth (including Shares). All outstanding Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Shares issuable upon the exercise of Incentives in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Shares, there are no securities of Pengrowth outstanding which have the right to vote generally with Shareholders on any matter.

(i)
Indebtedness. As of October 31, 2019, (i) the aggregate Secured Indebtedness under the Credit Agreement, including for certainty the undrawn amount of all outstanding letters of credit issued under the Credit Agreement is $231,024,032; and (ii) the aggregate principal amount of the Secured Indebtedness under the Notes, including accrued interest and make-whole payments thereon, is U.S $392,736,820; $22,045,208; and £12,138,569.

(j)
Significant Shareholders. To the knowledge of Pengrowth, as of the date hereof, no Person beneficially owns, directly or indirectly, or exercises control or direction over Shares representing more than 10.0% of the issued and outstanding Shares, other than as disclosed in the Disclosure Letter.

(k)
Bankruptcy and Insolvency Matters. No action or proceeding has been commenced or filed by or against Pengrowth which seeks or could reasonably be expected to lead to: (i) receivership, bankruptcy, a commercial proposal or similar proceeding of Pengrowth; (ii) the adjustment or compromise of claims against Pengrowth; or (iii) the appointment of a trustee, receiver, liquidator, custodian or other similar officer for Pengrowth or any portion of its assets, and no such action or proceeding has been authorized or is being considered by or on behalf of Pengrowth and no creditor or securityholder has threatened to commence or advised that it may commence, any such action or proceeding; and Pengrowth has not made, or is considering making, an assignment for the benefit of its creditors.

(l)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Shares, Notes or any other securities of Pengrowth has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Pengrowth, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.
(m)
Financial Statements. The Financial Statements, and any interim or annual financial statements filed by or on behalf of Pengrowth on and after the Agreement Date with the securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were or, when so filed, will have been prepared in accordance with GAAP, and present or, when so filed, will present fairly in accordance with GAAP in the financial position, results of operations and changes in financial position of Pengrowth as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Pengrowth’s accounting policies, except as described in the notes to the Financial Statements, since January 1, 2019.

(n)
Auditors. The auditors of Pengrowth are independent public accountants and there is not now, and there has not been since January 1, 2018, any reportable event (as defined in NI 51-102) with the auditors of Pengrowth.

(o)
Books and Records. The financial books, records and accounts of Pengrowth, in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Pengrowth and its subsidiaries; and (iii) accurately and fairly reflect the basis for the Financial Statements. The corporate records and minute books of Pengrowth have been maintained in compliance, in all material respects, with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Cona except that minutes of certain recent meetings of the Pengrowth Board or a committee thereof have not been prepared or finalized as at Agreement Date (provided that details of the matters discussed at such meetings have been disclosed to Cona prior to the Agreement Date) and in certain cases, minutes of the Pengrowth Board and committees of the Pengrowth Board in respect of strategic matters have been redacted or withheld.

(p)	Absence of Undisclosed Liabilities. Pengrowth does not have any liabilities of any nature (matured or un-matured, fixed or contingent) in the aggregate in excess of $5 million, other than:
(i)	those set forth or adequately provided for in the most recent balance sheet and associated notes thereto included in the Financial Statements (the “Balance Sheet”);
(ii)	those incurred in the ordinary course of business and not required to be set forth in the Balance Sheet under GAAP; and
(iii)	those incurred in the ordinary course of business since the date of the Balance Sheet and consistent with past practice.
(q)
Internal Control Over Financial Reporting. Pengrowth maintains internal control over financial reporting. Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pengrowth; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Pengrowth are being made only in accordance with authorizations of management and directors of Pengrowth; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Pengrowth that could have a material effect on its financial statements. To the knowledge of Pengrowth, except as disclosed in the Public Record, prior to the Agreement Date, there are no significant deficiencies in the design or operation of, or material weaknesses in, the internal controls over financial reporting of Pengrowth that are reasonably likely to materially and adversely affect the ability of Pengrowth to record, process, summarize and report financial information; and there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Pengrowth.
(r)	Absence of Certain Changes or Events. Except as disclosed in the Public Record and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2019:
(i)	Pengrowth has conducted its business only in the ordinary course of business substantially consistent with past practice;
(ii)
Pengrowth has not, and to the knowledge of Pengrowth, no director, officer, employee or auditor of Pengrowth, has received or otherwise had or obtained knowledge of any fraud, material complaint, allegation, assertion or claim, whether written or oral, regarding fraud or the accounting or auditing practices, procedures, methodologies or methods of Pengrowth or its internal accounting controls.

(s)
Registration, Exemption Orders, Licenses, etc. To the knowledge of Pengrowth, Pengrowth has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority necessary in connection with its business as it is now being or proposed to be conducted (collectively, the “Governmental Authorizations”), except where the failure to obtain or be in compliance would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth. No proceedings are pending or, to the knowledge of Pengrowth, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth.

(t)
Compliance with Laws. Pengrowth is not in violation of any Applicable Laws which violation would reasonably be expected to have a material adverse effect on Pengrowth. The operations and business of Pengrowth is and has been carried out in compliance with and not in violation of any Applicable Laws, other than non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Pengrowth or would materially delay or impede the ability of Pengrowth to consummate the Arrangement, and Pengrowth has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on Pengrowth or would materially delay or impede the ability of Pengrowth to consummate the Arrangement.

(u)	Restrictions on Business Activities. There is no judgment, injunction or order binding upon Pengrowth that has or could reasonably be expected to have the effect of prohibiting,

restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on Pengrowth.
(v)
Related Party Transactions. Except as permitted by this Agreement and except for the Employment Agreements, the Key Employee Retention Program, and the Key Executive Retention Program and other than Options, Incentives and director and officer indemnity agreements and amounts due as normal salaries and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Pengrowth and: (i) any officer, director or employee of, or consultant to a member of Pengrowth; (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Pengrowth; or (iii) any associate or affiliate of any such Person (collectively, “Related Parties”). No Related Party owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Pengrowth or any revenue or rights attributed thereto.

(w)
Reserves Reports. Pengrowth has made available to GLJ, prior to the issuance of the Reserves Reports for the purpose of preparing the Reserves Reports, all information requested by GLJ, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, Pengrowth has no knowledge of a material adverse change in any production, cost, reserves or other relevant information provided to GLJ since the date that such information was provided. Pengrowth believes that the Reserves Reports reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective date of the report based upon information available at the time such reserve information was prepared, and Pengrowth believes that, at the date of such report, such report did not (and as of the Agreement Date, except with respect to changes to commodity prices and as may be attributable to production of the reserves since the date of such report, such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated reserves producible therefrom.

(x)
Environmental. Except as disclosed in the Disclosure Letter or to the extent that any violations or other matters referred to in this subparagraph do not, and would not reasonably be expected to, expose Pengrowth to liability in excess of an amount of $1,000,000 for any individual violation or matter or $5,000,000 in the aggregate (and in the case of properties for which Pengrowth is not the operator, to Pengrowth’s knowledge):

(i)	to the best of its knowledge, Pengrowth is not in violation of any applicable Environmental Laws;
(ii)	Pengrowth has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws of the time;
(iii)
to the knowledge of Pengrowth and except as disclosed in the Disclosure Letter, there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Pengrowth, or on or underneath any location which is currently owned or leased by Pengrowth, that have not been fully remediated;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Pengrowth which Pengrowth has notice;

(v)
Pengrowth has not received written notice of any orders or directives from any Governmental Authority related to Environmental Liabilities which require any work, repairs, construction or capital expenditures which have not been complied with in all material respects;

(vi)	Pengrowth has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;
(vii)
Pengrowth holds all Environmental Approvals required in connection with the operation of its business and the ownership and use of such assets, all Environmental Approvals are in full force and effect, and Pengrowth has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Environmental Approvals, or that any Environmental Approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(viii)
there are no pending or, to the knowledge of Pengrowth, threatened claims or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Pengrowth currently or formerly owned, leased, operated or otherwise used; and

(ix)
there have been no fatal or critical accidents which have occurred in the course of the operation of the business of Pengrowth in the past two years which might lead to charges under any Environmental Laws or applicable occupational health and safety legislation.

(y)
Absence of Undisclosed Changes. Except as disclosed in the Disclosure Letter, there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Pengrowth from the position set forth in the Financial Statements (other than as have been disclosed in the Public Record on or prior to Agreement Date) and Pengrowth has not incurred or suffered a material adverse change since January 1, 2019 (other than as have been disclosed in the Public Record on or prior to Agreement Date) and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on Pengrowth which have not been disclosed in the Public Record.

(z)
Insurance. Policies of insurance that are in force as of the Agreement Date naming Pengrowth as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which Pengrowth operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect Pengrowth’s interests. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)
Proceeds of Crime. To the knowledge of Pengrowth, Pengrowth has not, directly or indirectly: (i) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction; or (ii) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) (to the extent applicable) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Pengrowth and its operations and has instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.
(bb)
Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by Pengrowth or its officers, directors, employees, agents or independent contractors to an officer of Pengrowth, the audit committee (or other committee designated for that purpose) of the board of directors of Pengrowth or the Pengrowth Board.

(cc)	Anti-Corruption.

(i)
Pengrowth has not, directly or indirectly: (A) made, offered or authorized any contribution, payment, promise, advantage or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or any official of any public international organization; or (B) made any contribution to any candidate for public office, in either case where either the payment or the purpose of such contribution, payment, promise, advantage or gift would violate, or was or would be prohibited under, Applicable Laws, including the principles described in the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and the Convention’s Commentaries, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada) or the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) or the rules and regulations promulgated thereunder, as applicable.

(ii)
No action, suit or proceeding by or before any court or Governmental Authority or any arbitrator involving Pengrowth is pending or threatened under any applicable financial recordkeeping and reporting requirements and under all applicable money laundering laws and statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Authority, whether in Canada or other jurisdictions.

(iii)
None of Pengrowth, nor any director or officer of Pengrowth, has been or is the subject of any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (in this Section 4.2(cc) only, “OFAC”) (including but not limited to the designation as a “specially designated national or blocked person” thereunder), the Government of Canada, Her Majesty’s Treasury, the European Union or any other relevant sanctions authority; and Pengrowth is not in violation of any of the economic sanctions of the United States administered by OFAC or economic sanctions of any other relevant sanctions authority or any law or executive order relating thereto (in this Section 4.2(cc)(iii) only, the “Economic Sanctions”) or is conducting business with any Person subject to any Economic Sanctions.

(dd)
Equity Monetization Plans. Other than the Options, the Incentives, the Option Plan, the LTIP, Pengrowth’s cash bonus plan and as disclosed in the Disclosure Letter, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Pengrowth and which are based upon the revenue, value, income or any other attribute of Pengrowth.

(ee)
Title. Subject to Permitted Encumbrances: (i) Pengrowth does not have reason to believe that Pengrowth does not have good and marketable title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons; (ii) while Pengrowth does not warrant title to its assets, Pengrowth does represent and warrant that the such assets are free and clear of all Encumbrances created by, through or under Pengrowth, and Pengrowth has not received written notice of any default or purported default under the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which Pengrowth derives its interests in its oil and gas properties that have not been remedied in all material respects; and (iii) there are no defects, failures or impairments in the title of Pengrowth to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (x) the quantity and pre-tax present worth values of such assets as reflected in the Reserves Reports; (y) the current production volumes of Pengrowth; or (z) the current cash flow of Pengrowth.
(ff)
Area of Mutual Interest. Except as disclosed in the Disclosure Letter, none of the oil and gas assets of Pengrowth are subject to an agreement that provides for an area of mutual interest or an area of exclusion.

(gg)	Take or Pay Obligations. Except as disclosed in the Disclosure Letter, Pengrowth does not have any take or pay obligations of any kind or nature whatsoever.
(hh)
Production or Similar Agreements. Except as disclosed in the Disclosure Letter or except for any contracts that cannot be terminated on notice of 30 days or less (without an early termination penalty or other cost) Pengrowth’s interest in and to its assets is not otherwise bound or affected by any:

(i)	production sales contracts pertaining to the oil and gas assets or any of them;
(ii)	gas balancing or similar agreements pertaining to the oil and gas assets or any of them;
(iii)	agreements for the transportation, processing or disposal of the oil and gas assets or any of them or substances produced in connection with the oil and gas assets or any of them; and
(iv)	agreements to provide transportation, processing or disposal capacity or service to any third party;
(ii)
No Expropriation. Since December 31, 2018, no assets of Pengrowth have been taken or expropriated by any Governmental Entity nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Pengrowth (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding.

(jj)
Government Incentives. All filings made by Pengrowth under which it has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contained no misrepresentations which could cause any material amount previously paid to Pengrowth or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments or other benefits received or receivable by Pengrowth pursuant to any governmental benefit or incentive program including, without limitation, any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary.

(kk)
Pre-emptive Rights. Pengrowth does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of Pengrowth would reasonably be expected to have a material adverse effect on Pengrowth and that will be triggered or accelerated by the Arrangement.

(ll)
Material Contracts. Pengrowth has disclosed in the Disclosure Letter a list of all of the following Contracts in effect on the Agreement Date (the “Material Contracts”) and, except where disclosure is otherwise prohibited under the applicable Contract as disclosed in the Disclosure Letter, correct, current and complete copies of which have been made available to Cona in the Data Room Information:

(i)
all Contracts containing any rights on the part of any Person, including joint venture partners or entities, to acquire oil and gas or other property rights from Pengrowth having a value in excess of $5 million, other than any such rights under or pursuant to the title or operating documents of Pengrowth and given in the customary and ordinary course in the oil and gas business for which no current right of acquisition exists;

(ii)	all Contracts containing any rights on the part of Pengrowth to acquire oil and gas or other property rights from any Person having a value in excess of $5 million;
(iii)
any Contract in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person having a value of in excess of $5 million;

(iv)	any standstill or similar Contract currently restricting the ability of Pengrowth to offer to purchase or purchase the assets or equity securities of another Person;
(v)
all Contracts which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or a “change in control” of Pengrowth including without limitation any seismic license or similar agreements;

(vi)
all Contracts pursuant to which Pengrowth will, or may reasonably be expected to result in a requirement of Pengrowth to, expend more than an aggregate of $5 million or receive or be entitled to receive revenue of more than an aggregate of $5 million in either case in the next 12 months;

(vii)	any Contracts relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness (currently outstanding or which may become outstanding) for borrowed money; and
(viii)	any Contract that is otherwise material to Pengrowth or that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a material adverse effect on Pengrowth.
Assuming that such agreements have been authorized, executed and delivered by all of the parties thereto other than Pengrowth and that such agreements and other documents constitute legal, valid and binding obligations of the parties thereto other than Pengrowth, enforceable against each of them in accordance with their respective terms, each of such Material Contracts constitutes a legally valid and binding agreement of Pengrowth enforceable in accordance with their respective terms and, to the knowledge of Pengrowth, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which breach or default would reasonably be expected to have a material adverse effect on Pengrowth.

(mm)	Intellectual Property.

(i)
Other than its name, Pengrowth does not have any right, title or interest in and to, nor does Pengrowth hold any license in respect of any patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, software, technology, or any other intellectual property and proprietary rights that are material to the conduct of its business, as now conducted;

(ii)
all computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems (collectively, the “Technology”) required in connection with the conduct of its business are reasonably sufficient for conducting its business, as now conducted;

(iii)
Pengrowth owns or has validly licensed (and is not in breach of such licenses in any material respect) such Technology and has sufficient virus protection and security measures in place in relation to such Technology; and

(iv)
Pengrowth has reasonably sufficient back-up systems and audit procedures and disaster recovery strategies adequate to ensure the continuing availability of the functionality provided by the Technology, and have ownership of or a valid license to the intellectual property rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

(nn)
Personal Property. Pengrowth has good and valid title to, or a valid and enforceable leasehold interest in, all personal property owned or leased by it or them, except as are not, individually or in the aggregate, material. None of Pengrowth’s ownership of or leasehold interest in any such personal property is subject to any Encumbrances other than Permitted Encumbrances.

(oo)
Employee Benefit Plans. Pengrowth has made available to Cona true, complete and correct copies of each employee benefits plan (collectively, the “Plans”) in the Data Room Information covering active, former or retired employees of Pengrowth, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)
each Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii)	all required employer contributions under any such Plans have been made and the applicable funds have been funded in accordance with the terms thereof;
(iii)
each Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Pengrowth, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)	there are no pending or anticipated material claims against or otherwise involving any of the Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Plan activities) has been brought against or with respect to any Plan;
(v)	all material contributions, reserves or premium payments required to be made to the Plans have been made or provided for; and
(vi)	Pengrowth has no material obligations for retiree health and life benefits under any Plan.
(pp)	Employees and Consultants.

(i)
Pengrowth has disclosed in the Disclosure Letter a complete list of all employees of Pengrowth and all consultants who are receiving remuneration for work or services provided to Pengrowth, including the position, status, length of service, location of employment, compensation and benefits of each employee and the terms on which each consultant is engaged. Except as set out in the Disclosure Letter, no employee of Pengrowth is on long-term disability leave, on a leave of absence, receiving benefits pursuant to applicable workers’ compensation legislation or otherwise an inactive employee.

(ii)
As a result of the transactions contemplated in this Agreement, Pengrowth has not: (A) paid nor will it be required to pay any termination, severance, retention, bonus, fee, distribution, remuneration or other compensation to any Person other than in relation to the Employment Agreements, the Key Employee Retention Program or the Key Executive Retention Program; (B) forgiven nor will it be required to forgive any indebtedness of any Person; or (C) increased nor will it be required to increase any benefits otherwise payable by Pengrowth under a Plan.

(iii)
All the Persons who are receiving remuneration for work or services provided to Pengrowth and who are not treated as employees of Pengrowth are properly characterized as independent contractors and are not likely to be characterized by any Governmental Authority as employees of Pengrowth.

(iv)
No labour union, trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or group which may qualify as a trade union holds bargaining rights with respect to any employees of Pengrowth by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Pengrowth declared a related employer or successor employer pursuant to applicable labour legislation. Pengrowth has not engaged in any unfair labour practices and no strike, lock-out, work stoppage or other material labour dispute is occurring nor has any strike, lock-out, work stoppage or other material labour dispute occurred within the past three years. There are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Pengrowth that could reasonably be expected to have a material adverse effect on Pengrowth or lead to a material and continuing interruption of operations of Pengrowth at any location. Pengrowth has not engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Pengrowth to group termination or lay-off requirements of Applicable Laws.

(v)
Pengrowth has not recognized any trade union or has not had any staff association, staff council, works council or other organisation formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organisation formed for or in respect of any arrangements having a similar purpose is required by Pengrowth for the purpose of consummating the Arrangement.

(vi)
All current premiums and assessments under applicable workers’ compensation legislation that relate to Pengrowth have been paid or accrued and Pengrowth has not been subject to any penalty assessment under such legislation which has not been paid.

(qq)
Employment Agreements. Except for the Employment Agreements included in the Data Room Information, Pengrowth is not a party to any written Contracts of employment which may not be terminated on more than one month’s notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Pengrowth and except as otherwise permitted by this Agreement, Pengrowth will not become a party to any employment agreement or to any written policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Laws, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof prior to the Effective Time. Pengrowth has provided true and correct copies of the Employment Agreements and amendments that have been made prior to the Agreement Date, if any, to Cona and no additional amendments to such Employment Agreements have been made or agreed to by the parties thereto.

(rr)
Brokers and Finders. Except as disclosed in the Disclosure Letter, Pengrowth has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby. Pengrowth has made available to Cona true and complete copies of its agreements with such advisors in the Data Room Information.

(ss)
Long Term and Derivative Transactions. Other than as disclosed in the Disclosure Letter, Pengrowth has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, physical hedges, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 30 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(tt)
No Limitation. There is no non competition, exclusivity or other similar agreement, commitment or understanding in place to which Pengrowth is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Pengrowth in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Pengrowth from engaging in its business or from competing with any Person or in any geographic area.

(uu)	Pengrowth Board Approval. Based upon, among other things, the opinion of TPH, the Pengrowth Board has unanimously:
(i)	determined that the Arrangement is in the best interests of Pengrowth, the Shareholders and the Secured Debtholders;
(ii)	approved this Agreement and the transactions contemplated hereby;

(iii)	determined that the consideration to be received by the Shareholders and the Secured Debtholders is fair to the Shareholders and Secured Debtholders, respectively; and
(iv)	resolved to recommend that the Shareholders and Secured Debtholders vote in favour of the Arrangement.
(vv)
Rights Plans. Pengrowth does not have and will not implement any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Shares or other securities of Pengrowth or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Option Plan and the LTIP.

(ww)
No Guarantees. Other than standard indemnification of directors and officers in accordance with existing indemnification agreements, the by-laws of Pengrowth or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to the joint operating agreements, farm-out agreements, carried working interest agreements, overriding royalty agreements and similar agreements, Pengrowth has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(xx)	Payments to Employees, Etc.

(i)
All amounts due or accrued to employees of Pengrowth for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation pay, sick days and benefits under Plans and other similar accruals have either been paid or are accrued and accurately reflected in the books and records of Pengrowth. All liabilities of Pengrowth due or accruing due to employees of Pengrowth or consultants have or shall have been paid or accrued and accurately reflected in the books and records of Pengrowth up to and including the Agreement Date, including premium contributions, remittances and assessments for income taxes, pension plan contributions, employment insurance, employer health taxes, and similar taxes, levies and any other taxes or levies due under applicable employment-related legislation.

(ii)
Pengrowth has withheld from each payment made to any of its present or former employees, officers or directors, or to other Persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate governmental entity. Pengrowth has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity Taxes as required under applicable legislation on any sale, supply or delivery made by them.

(yy)
No Reduction of Interests. Except as is reflected in the Reserves Report and, in the case of undeveloped land, Pengrowth’s mineral property report, none of Pengrowth’s oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Pengrowth, which would in the aggregate have a material adverse effect on Pengrowth.

(zz)
Royalties, Rentals and Taxes Paid. Except as disclosed in the Disclosure Letter, all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Pengrowth’s ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Pengrowth’s oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner, except to the extent that such non-payment could, in the aggregate, materially adversely affect: (x) the quantity and pre-tax present worth values of Pengrowth’s assets as reflected in the Reserves Report; (y) the current production volumes of Pengrowth; or (z) the current cash flow of Pengrowth.

(aaa)	Production Allowables and Production Penalties.

(i)
None of the wells in which Pengrowth holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and Pengrowth has no knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii)
Pengrowth has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas oil ratio, off target and overproduction penalties imposed by any Governmental Authority that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on Pengrowth.
(bbb)	Operation and Condition of Wells. All wells in which Pengrowth holds an interest:

(i)
for which Pengrowth was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which Pengrowth was not or is not operator, to Pengrowth’s knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Pengrowth.
(ccc)	Plugged and Abandoned Wells:

(i)	To Pengrowth’s knowledge, any wells plugged and abandoned by Pengrowth have been plugged and abandoned in compliance in all material respects with Applicable Laws

(ii)	As at the date hereof, Pengrowth has not received notice under Applicable Laws specifically requiring Pengrowth to abandon any particular well that has not already been abandoned;
except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Pengrowth.
(ddd)	Operation and Condition of Tangibles. Pengrowth’s tangible depreciable property used or intended for use in connection with its oil and gas assets:
(i)
for which Pengrowth was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Pengrowth was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Pengrowth was not or is not operator, to Pengrowth’s knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Pengrowth was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except to the extent that such noncompliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on Pengrowth.
(eee)
Outstanding AFEs. Other than as disclosed in the Disclosure Letter, there are no outstanding authorizations for expenditure exceeding $500,000 pertaining to any of Pengrowth’s oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets from January 1, 2019 to the Agreement Date.

(fff)	Accounts Receivable and Payable. The trade accounts receivable of Pengrowth:

(i)	arose from bona fide transactions in the ordinary course of its business consistent with past practices;
(ii)	have not been discounted materially other than in the ordinary course consistent with past practices;
(iii)	to Pengrowth’s knowledge, have not been subject to the assertion of any material counterclaims or rights of set off with respect thereto that are material in the aggregate; and
(iv)
are assessed for collectability on a regular basis and are discounted or written off in an appropriate and timely manner. Payments on the trade accounts payable of Pengrowth are made to the appropriate third parties in a timely manner without incurring any material payment penalties in connection therewith.

(ggg)
Bank Accounts. Pengrowth has disclosed in the Disclosure Letter an accurate and complete list of each financial institution in or with which Pengrowth has an account, credit line or safety deposit box, and the names of all persons currently authorized to draw thereon or having access thereto.

(hhh)	First Nations, Metis and Native Issues. Other than as disclosed in the Disclosure Letter, Pengrowth:
(i)
is not a party to any arrangement or understanding with local or First Nations or Metis or tribal or native authorities or communities in relation to the Environment or development of communities in the vicinity of its properties, facilities or other interests; and

(ii)
has not received notice of any claim with respect to its assets for which Pengrowth has been served, either from First Nations or Metis or tribal or native authorities or any other Governmental Authority, indicating that any of its properties, facilities or other interests infringe upon or has an adverse effect on aboriginal rights or interests of such First Nations or Metis or Tribal or native authorities.

(iii)	No Multi-Jurisdictional Pipeline Interests. Pengrowth does not hold any ownership or leasehold interests in any pipelines that cross any provincial or international boundaries.

(jjj)
Description of Wells, Facilities and Lands. Pengrowth has provided to Cona in the Data Room Information a complete and accurate description of all wells, facilities and lands of Pengrowth as at the Agreement Date.

(kkk)
Offset Obligations. As at the Agreement Date, Pengrowth is not aware of any outstanding offset obligations, and has not received any offset notices nor default notices under the terms of any lease to which it is a party which is has not fully satisfied or has been waived.

(lll)	Place of Principal Offices. Pengrowth is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.
(mmm)
Location of Assets and U.S. Sales. All of the assets and property of Pengrowth, including all entities “controlled by” Pengrowth for purposes of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, are located outside the United States and did not generate sales in or into the United States exceeding US$90 million during Pengrowth’s most recent completed fiscal year.

(nnn)	Foreign Private Issuer. Pengrowth is a “foreign private issuer” within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.
(ooo)
Confidentiality Agreement. Except as disclosed in the Disclosure Letter, all agreements entered into by Pengrowth with Persons other than Cona, the WEF Parties, Waterous Energy Fund Management Corp. or their respective Representatives regarding the confidentiality of information provided to such Persons or reviewed by such Persons with respect to an Acquisition Proposal contain customary provisions, including standstill provisions and Pengrowth has not waived the standstill or other provisions of any of such agreements.

(ppp)
No Withholding. The data and information in respect of Pengrowth and its assets, liabilities, business and operations provided by Pengrowth and its Representatives to Cona or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, Pengrowth has not knowingly withheld from Cona any document in its possession (or a summary of any document that could not be provided due to confidentiality restrictions) requested by Cona for the purpose of conducting its due diligence investigations in respect of Pengrowth and its assets, liabilities, business and operations and Pengrowth did not omit to provide any information that would reasonably be expected to cause any information so provided by Pengrowth to be misleading in any material respect.
(qqq)	Off-Balance Sheet Arrangements. Pengrowth does not have any “off-balance sheet arrangements” as such term is defined under GAAP.
(rrr)
Transaction Costs. The aggregate Transaction Costs shall not exceed the amount disclosed in the Disclosure Letter (subject to the exceptions noted therein). Pengrowth has disclosed, in the Disclosure Letter, Pengrowth’s bona fide good faith estimate of each component of the Transaction Costs.

4.3          Privacy Issues
(a)
For the purposes of this Section 4.3, “Transferred Information” means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual’s capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Section 4.3, “Recipient”) by or on behalf of the other Party (for purposes of this Section 4.3, “Disclosing Party”) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient on or prior to the Agreement Date.

(b)
Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(c)	In addition to its other obligations hereunder, Recipient covenants and agrees to:
(i)
prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein:
(A)
collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; and

(B)
where required by Law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and
(iv)
notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Applicable Law, obtained the individual’s consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Law.

ARTICLE 5
CONDITIONS PRECEDENT
5.1          Mutual Conditions Precedent
The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Closing Date, or such other time specified, of the following conditions:
(a)
the Interim Order shall have been granted in form and substance satisfactory to each of Cona and Pengrowth, acting reasonably, and such order shall not have been stayed, set aside or modified in a manner unacceptable to Cona or Pengrowth, acting reasonably, on appeal or otherwise;

(b)	the Shareholder Approval and the Secured Debtholder Approval shall have each been obtained;
(c)
on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to each of Cona and Pengrowth, acting reasonably, and such order shall not have been stayed, set aside or modified in a manner unacceptable to Cona or Pengrowth, acting reasonably, on appeal or otherwise;

(d)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Cona and Pengrowth, acting reasonably; and
(e)	the Competition Act Approval shall have been obtained.
The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by any Party (with respect to such Party) in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights that such Party may have.
5.2          Additional Conditions to Obligations of Cona and the WEF Parties
The obligation of Cona and the WEF Parties to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:
(a)
Pengrowth shall have complied in all material respects with its covenants herein, and Pengrowth shall have provided to Cona a certificate of two senior officers certifying compliance with such covenants; provided that Pengrowth shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Cona (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);
(b)
the representations and warranties of Pengrowth set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to result in a material adverse change in respect of Pengrowth (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse change” and “material adverse effect” qualifications and other materiality qualifications contained in such representation and warranties shall be disregarded). Pengrowth shall have provided to Cona a certificate of two senior officers certifying such accuracy on the Effective Date, provided that Pengrowth shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Cona (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)	Pengrowth shall have furnished Cona with:

(i)
a certified copy of each resolution duly passed by the Pengrowth Board approving the execution and delivery of this Agreement and the performance by Pengrowth of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement;

(ii)	a certified copy of the Arrangement Resolution approved by Shareholders at the Meeting of Shareholders; and
(iii)	if applicable, a certified copy of the Arrangement Resolution approved by Secured Debtholders at the Meeting of Secured Debtholders;
(d)	no material adverse change in respect of Pengrowth shall have occurred on or after the Agreement Date and prior to the Effective Time;
(e)
no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Pengrowth before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Cona, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Pengrowth or would materially delay or impede the ability of the Parties to complete the Arrangement;

(f)
on the Effective Date, each of the directors of Pengrowth shall have provided his or her resignation and each such director shall have delivered a mutual release in favour of Pengrowth and Cona, in a form satisfactory to Cona, acting reasonably;

(g)	holders of not more than 5% of the issued and outstanding Shares shall have exercised such Dissent Rights; and
(h)	Cona shall be satisfied that, immediately prior to the Effective Time:

(i)
there shall not be more than 560,113,864 Shares outstanding (assuming that no Options have been exercised since the Agreement Date, no more than 5,490,127 Shares are issued pursuant to the Incentives) and Cona shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued Shares;

(ii)	the aggregate principal indebtedness of Pengrowth pursuant to the Credit Agreement shall not be greater than $180,000,000;
(iii)	there have been no additional Notes or borrowing issued under the Note Purchase Agreements, nor have there been any changes to the interest rates or other calculations thereunder; and
(iv)
the representations and warranties of Pengrowth set out in Sections 4.2(p) and 4.2(q) are true and correct in all respects as of the time immediately prior to the Effective Time as if made on and as of such time.

The conditions in this Section 5.2 are for the exclusive benefit of Cona and may be asserted by Cona regardless of the circumstances or may be waived by Cona in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Cona may have.
5.3          Additional Conditions to Obligations of Pengrowth
The obligation of Pengrowth to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Closing Date or such other time specified, of the following conditions:
(a)
each of Cona and the WEF Parties shall have complied in all material respects with its covenants herein, and each of Cona and the WEF Parties shall have provided to Pengrowth a certificate of two senior officers certifying compliance with such covenants; provided that Cona and the WEF Parties shall be entitled to cure any breach of a covenant within five Business Days after receipt of written notice thereof from Pengrowth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(b)
the representations and warranties of Cona and the WEF Parties set forth in this Agreement shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date), except for inaccuracies of representations and warranties the circumstances giving rise to which, individually or in the aggregate, do not constitute and would not reasonably be expected to result in a material adverse change in respect of Cona or the WEF Parties (it being understood that, for purposes of determining the accuracy of such representations and warranties, all “material adverse change” and “material adverse effect” qualifications and other materiality qualifications contained in such representation and warranties shall be disregarded) and Cona shall have provided to Pengrowth a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date, provided that Cona and the WEF Parties shall be entitled to cure any breach of a representation and warranty within five Business Days after receipt of written notice thereof from Pengrowth (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(c)
Cona shall have furnished Pengrowth with a certified copy of each resolution duly passed by the board of directors of Cona approving the execution and delivery of this Agreement and the performance by Cona of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement;

(d)
Cona shall have irrevocably deposited, or caused to be deposited with the Depositary, and Pengrowth shall have received written confirmation of the receipt of such funds by the Depositary, on or before the Effective Date, the aggregate amount that will be payable to the Shareholders and Incentiveholders under the Arrangement;

(e)	all outstanding Letters of Credit of Pengrowth shall be assumed or replaced by Cona on or before the Effective Time;
(f)
all of the Swap Indebtedness shall be assumed by Cona, and lenders under Cona’s credit facilities shall novate into the Swap Indebtedness of any Swap Lender that is not a lender under Cona’s credit facilities; and

(g)
Cona shall have irrevocably deposited, or caused to be deposited with the Collateral Agent, and Pengrowth shall have received written confirmation of the receipt of such funds by the Collateral Agent, on or before the Effective Date, the aggregate amount that will be payable to the Secured Debtholders under the Arrangement.

The conditions in this Section 5.3 are for the exclusive benefit of Pengrowth and may be asserted by Pengrowth regardless of the circumstances or may be waived by Pengrowth in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Pengrowth may have.
5.4          Notice and Effect of Failure to Comply with Covenants or Conditions
(a)
Each Party shall give prompt written notice to the other of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to: (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect; or (ii) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedent set out in any of Sections 5.1, 5.2 or 5.3 is not satisfied or waived by the Party for whose benefit such condition is provided on or before the date required for the satisfaction thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided for in Section 8.1(b)(iii), provided that, prior to the filing of the Articles of Arrangement, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date). More than one such notice may be delivered by a Party.

5.5          Satisfaction of Conditions
The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.
ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS
6.1          Cona Damages
If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement and provided there is no unresolved material breach or non-performance by Cona or any of the WEF Parties of any of its covenants, representations or warranties contained in this Agreement:
(a)	the Pengrowth Board:

(i)	fails to make any of the recommendations or determinations required to be made by it in Section 2.2(c);
(ii)	withdraws, or modifies, changes or qualifies in a manner adverse to Cona any of the recommendations or determinations required to be made by it in Section 2.2(c);
(iii)	fails to publicly reaffirm any of its recommendations or determinations referred to in Section 2.2(c) in the manner and within the time period set out in Section 3.4(e); or
(iv)	resolves or publicly proposes to do any of the foregoing; or
(b)
a bona fide Acquisition Proposal including for greater certainty a Secured Debtholders Transaction, (or a bona fide intention to make or enter into one) is publicly announced or otherwise publicly disclosed, proposed, offered or made to Pengrowth, the Voting Parties or the Pengrowth Board, as applicable, prior to the date of the Meetings and remains outstanding at the time of the Meetings, and: (A) the Shareholder Approval or, if applicable, the Secured Debtholder Approval is not obtained at the applicable Meeting; or (B) the Arrangement Resolution is not submitted for the approval of the Voting Parties at the Meetings; and (ii) Pengrowth enters into an agreement in respect of such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal within twelve months of the date of the first Acquisition Proposal is publicly announced, proposed, offered or made (whether or not such Acquisition Proposal is later consummated or effected within 12 months after such date of public announcement, proposal or offer);

(each of the above hereinafter referred to as a “Cona Damages Event”) provided no Pengrowth Damages Event has occurred, Pengrowth shall, in the event of the termination of this Agreement pursuant to Section 8.1, pay to Cona the Cona Termination Fee, as liquidated damages, in immediately available funds, to an account designated by Cona, on the later of: (i) five Business Days after the occurrence of the first Cona Damages Event; and (ii) the date on which all Secured Indebtedness has been repaid in full, and after the occurrence of such Cona Damages Event, but prior to payment of Cona Termination Fee, Pengrowth shall be deemed to hold an amount equal to Cona Termination Fee in trust for Cona from and after the date it is to be paid hereunder. Pengrowth shall only be obligated to pay one Cona Termination Fee pursuant to this Section 6.1. If for any reason the Cona Termination Fee is not paid five Business Days after the occurrence of the Cona Damages Event (including, for certainty, on account of the Secured Indebtedness being outstanding), and if a perfected and enforceable second lien demand debenture has not been issued to Cona in accordance with Section 2.12, the Cona Termination Fee will accrue interest at the rate of 25% per annum, payable in cash on the last day of each of Pengrowth's fiscal quarters thereafter and if not paid in cash on account of the Secured Indebtedness then being outstanding, will be added to the Cona Termination Fee and also accrue interest at the same 25% rate. For greater certainty, the Parties agree that Cona may file proof of claim with respect to the Cona Termination Fee in any creditor proceeding, file any necessary responsive or defensive pleadings in opposition to any motion, claim, adversary proceeding or other pleading made by any person objecting to or otherwise seeking the disallowance of the claim for the Cona Termination Fee or vote in any proposal or plan in any creditor proceeding.
6.2          Pengrowth Damages
If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement and provided there is no unresolved material breach or non-performance by Pengrowth of any of its covenants, representations or warranties contained in this Agreement:
(a)	Cona breaches any of its covenants made in Section 3.1(f) of this Agreement in a material manner; or
(b)
either Cona or the WEF Parties fails to complete the Arrangement prior to the Outside Date notwithstanding that each of the conditions contained in Sections 5.1 and 5.2 have been satisfied, or waived by Cona;

(each of the above hereinafter referred to as a “Pengrowth Damages Event”) provided no Cona Damages Event has occurred, Cona shall, in the event of the termination of this Agreement pursuant to Section 8.1, pay to Pengrowth the Pengrowth Termination Fee, as liquidated damages, in immediately available funds, to an account designated by Pengrowth (or failing which, by bank draft), within five Business Days after the occurrence of the first Pengrowth Damages Event, and after the occurrence of such Pengrowth Damages Event, but prior to payment of the Pengrowth Termination Fee, Cona shall be deemed to hold in trust for Pengrowth any amount owing to Pengrowth under this Section 6.2. Cona and the WEF Parties shall only be obligated to pay one Pengrowth Termination Fee pursuant to this Section 6.2.
6.3          Liquidated Damages and Specific Performance
Each of Cona, the WEF Parties and Pengrowth acknowledges that the payment of any amount set out in Section 6.1, Section 6.2 and Section 8.1(d)(iii) is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Cona or Pengrowth (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each of Cona and Pengrowth irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, Cona and Pengrowth agree that receipt of an amount pursuant to Section 6.1, Section 6.2 and Section 8.1(d)(iii) is the sole monetary remedy of Cona or Pengrowth (as applicable) hereunder. Nothing in this Article 6 shall preclude Cona or Pengrowth from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the other Party set out in this Agreement, the Confidentiality Agreement or specific performance of any of such covenants of the other Party, without the necessity of posting bond or security in connection therewith.
ARTICLE 7
AMENDMENT
7.1          Amendment
This Agreement may, at any time and from time to time before or after the holding of the Meetings, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of Cona, the WEF Parties or Pengrowth hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Cona and the WEF Parties or Pengrowth hereunder; or
(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;
provided that no such amendment reduces or adversely affects the consideration to be received by the Shareholders without approval by the Shareholders or the consideration to be received by the Secured Debtholders without approval by the Secured Debtholders given in the same manner, as applicable, as required for the approval of the Arrangement.
ARTICLE 8
TERMINATION
8.1          Termination
This Agreement may be terminated at any time prior to the Effective Date:
(a)	by mutual written consent of Cona and the WEF Parties and Pengrowth;

(b)	by either Cona and the WEF Parties or Pengrowth, provided that neither a Cona Damages Event nor a Pengrowth Damages Event has occurred:
(i)	if the Shareholder Approval is not obtained at the Meeting of Shareholders; or
(ii)
if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date; or

(iii)
as provided in Section 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(c)	by Cona and the WEF Parties:

(i)	if the Secured Debtholder Approval is not obtained at the Meeting of Secured Debentureholders;
(ii)	upon the occurrence of a Cona Damages Event, as provided in Section 6.1;
(iii)
if: (A) on or before November 15, 2019, Secured Debtholders representing a majority in number of Secured Debtholders holding at least 66 2/3% of the Secured Indebtedness have not executed and delivered the Support Agreements; and (B) Cona and the WEF Parties are not satisfied proceeding with the Interim Order; or

(d)	by Pengrowth:

(i)	upon the occurrence of a Pengrowth Damages Event, as provided in Section 6.2;

(ii)
upon the occurrence of a Cona Damages Event, as set out in Section 6.1, and the payment by Pengrowth to Cona of the Cona Termination Fee specified in Section 6.1, provided however that Pengrowth has complied in all material respects with its obligations set out in Section 3.4; or

(iii)
upon the Pengrowth Board (or any committee thereof) accepting, recommending, approving, agreeing to, endorsing or entering into, or proposing publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal in accordance with Section 3.4, provided Pengrowth is in compliance with Section 3.4, and that prior to or concurrently with such termination, the third party making such Superior Proposal pays $45 million, as liquidated damages, in immediately available funds, to an account designated by Cona.

In the event of the termination of this Agreement in the circumstances set out in this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder, except with respect to the obligations set out in any of Section 2.12, Section 4.3, Article 6 (provided in the case of Sections 6.1 and 6.2, the right of payment (in the case of Section 6.1(b), being the public announcement or making of such Acquisition Proposal) arose prior to the termination of this Agreement), Article 9 and Article 10, all of which shall survive such termination. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not affect the rights or obligations of any Party with respect to the treatment of confidential information pursuant to the Letter of Intent and the section of the Letter of Intent regarding confidentiality shall remain in full force and effect, subject to any further agreement of the Parties.
ARTICLE 9
NOTICES
9.1          Notices
Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by email to the Party to whom it is addressed, as follows:
(a)	if to Cona, addressed to it at:

Cona Resources Ltd.
1900, 421 – 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: Robert Morgan
Email: [Redacted: Email Address]

with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Noralee Bradley & Olga Kary
Email: [Redacted: Email Addresses]

(b)	if to the WEF Parties, addressed to it at:

c/o Waterous Energy Fund
600, 301 – 8th Avenue S.W.
Calgary, Alberta T2P 1C5

Attention: Adam Waterous
Email: [Redacted: Email Addresses]

with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Noralee Bradley & Olga Kary
Email: [Redacted: Email Addresses]

(c)	if to Pengrowth, addressed to it at:

Pengrowth Energy Corporation
1900, 222 – 3rd Avenue S.W.
Calgary, AB T2P 0B4

Attention: Pete Sametz
Email: [Redacted: Email Address]

with a copy to:

McCarthy Tétrault LLP
4000, 421 – 7th Avenue S.W.
Calgary, AB T2P 4K9

Attention: James Pasieka
Email: [Redacted: Email Address]

or to such other address as a Party may, from time to time, advise to the other Party by notice in writing. Notices given by way of email shall be conclusively deemed to have been received on the date of their transmittal (if on a Business Day during normal business hours of the recipient and, if not, on the next Business Day). Notices delivered by hand or courier shall be conclusively deemed to have been received on the date of delivery.
ARTICLE 10
GENERAL
10.1        Assignment and Enurement
This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by any Party without the prior written consent of the other Parties.

10.2        Disclosure
Each Party shall receive the prior consent, not to be unreasonably withheld, of the other Parties prior to issuing or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement with respect to this Agreement or the Arrangement. Notwithstanding the foregoing, if any Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall make commercially reasonable efforts to consult with the other Parties as to the nature and wording of such disclosure prior to it being made.
10.3        Costs
Except as expressly set out herein, each Party covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated by this Agreement. Cona and Pengrowth shall share equally any filing fees payable in respect of any filings made under the Competition Act in regards to the transactions contemplated by this Agreement.
10.4        Severability
If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:
(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and
(b)
the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

10.5        Further Assurances
Each Party hereto shall, from time to time and at all times hereafter, at the request of the other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the other Party may reasonably request in order to fully perform and carry out the terms and intent of this Agreement.
10.6        Time of Essence
Time shall be of the essence of this Agreement.
10.7        Effectiveness
This amendment and restatement of the Original Agreement shall have the same legal force and effect as if such amendment and restatement had occurred and was effected for all purposes herein as at October 31, 2019. For avoidance of doubt, all references herein to terms such as “date of this Agreement”, “Agreement Date”, “date hereof” or words of similar effect shall be deemed to refer to October 31, 2019.
10.8        Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.
10.9        Injunctive Relief
The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided for in Section 6.3, the Parties will be entitled to equitable remedies, including specific performance, a restraining order and interlocutory, preliminary and permanent injunctive relief and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the Parties.
10.10      Waiver
No waiver by a Party shall be effective unless it is set out in a written instrument signed by such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence.
10.11       Third Party Beneficiaries
The provisions of Sections 2.7 and 3.1(g) are intended for the benefit of all present and former directors and officers of Pengrowth, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives and the provisions of Section 3.2(m) are intended for the benefit of Cona and the WEF Parties and all present and former directors and officers of Cona and the WEF Parties, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and each of Cona and the WEF Parties and Pengrowth, as applicable, shall hold the rights and benefits of Sections 2.7, 3.1(g) and 3.2(m) in trust for and on behalf of the Third Party Beneficiaries and each of Cona, Pengrowth and the WEF Parties hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.
10.12      Counterparts
This Agreement may be executed in counterparts and by portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.
[Remainder of page left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.
CONA RESOURCES LTD.

By:	(signed) “Rob Morgan”
Name: Rob Morgan
Title: President & CEO

WATEROUS ENERGY FUND (CANADIAN) LP, by its General Partner, WEF GP (CANADIAN) CORP.

By:	(signed) “Adam Waterous”
Name: Adam Waterous
Title: President

WATEROUS ENERGY FUND (US) LP, by its General Partner, WEF GP (US) CORP.

By:	(signed) “Adam Waterous”
Name: Adam Waterous
Title: President

WATEROUS ENERGY FUND (INTERNATIONAL) LP, by its General Partner, WEF GP (INTERNATIONAL) LTD.

By:	(signed) “Adam Waterous”
Name: Adam Waterous
Title: President

PENGROWTH ENERGY CORPORATION

By:	(signed) “Peter D. Sametz”
Name: Peter D. Sametz
Title: Chief Executive Officer

[Signature Page the Amended and Restated Arrangement Agreement]

SCHEDULE “A”
PLAN OF ARRANGEMENT

A-1

PLAN OF ARRANGEMENT UNDER SECTION 193
OF THE
BUSINESS CORPORATIONS ACT (ALBERTA)

Article 1
INTERPRETATION

1.1          Definitions
Whenever used in this Plan, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:
“2010 Note Purchase Agreement” means the note purchase agreement dated as of May 11, 2010 among Pengrowth and each of the purchasers of the 2010 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;
“2012 Note Purchase Agreement” means the note purchase agreement dated as of October 18, 2012 among Pengrowth and each of the purchasers of the 2012 Notes, as amended December 21, 2016, October 12, 2017, March 27, 2019 and September 30, 2019, and as may be further amended or amended and restated;
“2010 Notes” means the U.S.$94,115,000 aggregate principal amount of 7.98% Senior Secured Notes, Series B, due May 11, 2020 of Pengrowth;
“2012 Notes” means, collectively:
(a)	the U.S.$28,115,000 aggregate principal amount of 5.49% Senior Secured Notes, Series A, due October 18, 2019;
(b)	the £12,106,000 aggregate principal amount of 5.45% Senior Secured Notes, Series D, due October 18, 2019;
(c)	the U.S.$85,205,000 aggregate principal amount of 6.07% Senior Secured Notes, Series B, due October 18, 2022;
(d)	the $20,456,000 aggregate principal amount of 6.74% Senior Secured Notes, Series E, due October 18, 2022; and
(e)	the U.S.$158,873,000 aggregate principal amount of 6.17% Senior Secured Notes, Series C, due October 18, 2024;
“ABCA” means the Business Corporations Act, R.S.A. 2000, c. B-9;
“Additional Litigation Funding Amount” means an amount not to exceed $200,000 in the aggregate;
“Arrangement” means the arrangement pursuant to Section 193 of the ABCA on the terms and subject to the conditions set out in this Plan, as supplemented, modified or amended in accordance with this Plan;

“Arrangement Agreement” means the arrangement agreement dated as of October 31, 2019 among Pengrowth, Cona and the WEF Parties, providing for the Arrangement, as the same may be amended or supplemented from time to time;
“Arrangement Resolution” means, as applicable, the resolution in respect of the Arrangement to be considered by the Voting Parties at the Meetings;
“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted, to give effect to the Arrangement;
“Business Day” means a day on which banks are generally open for the transaction of commercial business in Calgary, Alberta, but does not in any event include a Saturday or Sunday or statutory holiday in Alberta;
“Cash Consideration” means $0.05 in cash per Share;
“Cdn$/U.S.$ Exchange Rate” means the U.S. Federal Reserve daily U.S.$ to Cdn$ exchange rate;
“Certificate” means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA giving effect to the Arrangement;
“Collateral Agent” means Computershare Trust Company of Canada, in its capacity as collateral agent under the Intercreditor Agreement;
“Cona” means Cona Resources Ltd., a corporation incorporated under the ABCA;
“Court” means the Court of Queen’s Bench of Alberta;
“Credit Agreement” means the amended and restated credit agreement among Pengrowth, the Lender Agent, the Lenders and the other parties thereto dated October 12, 2017, as amended by a first amending agreement made as of March 25, 2019, a second amending agreement made as of September 30, 2019, and a third amending agreement made as of October 31, 2019, and as may be further amended or amended and restated;
“Depositary” means Computershare Trust Company of Canada or such other Person as may be appointed by Cona for the purpose of receiving deposits of certificates formerly representing Shares;
“DEU” means an outstanding deferred entitlement unit of Pengrowth granted under the DEU Plan, whether or not vested, entitling the holders thereof to acquire Shares;
“DEU Plan” means the former deferred entitlement share plan of Pengrowth providing for the grant of DEUs to employees, officers and directors of Pengrowth and consultants to Pengrowth designated by the board of directors of Pengrowth for participation in the DEU Plan;
“Dissent Rights” means the right of a Dissenting Shareholder pursuant to Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof to dissent to the applicable Arrangement Resolution and to be paid the fair value of the holder’s Shares, in accordance with Section 191 of the ABCA (as modified by the Interim Order) and the Interim Order and Article 5 hereof;
“Dissenting Shareholder” means a registered holder of Shares who has duly and validly exercised its Dissent Rights in respect of its Shares and has not withdrawn or been deemed to have withdrawn such exercise of its Dissent Rights;
“DSU” means an outstanding deferred share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;
“Effective Date” means the date the Arrangement becomes effective under the ABCA;
“Effective Time” means the time that the Certificate is issued;
“Final Order” means the order of the Court approving the Arrangement pursuant to Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;
“FX Date” means the date that is two Business Days prior to the Effective Date, or such other date as may be agreed by the Parties and the Secured Debtholders;
“GBP/U.S.$ Exchange Rate” means the U.S. Federal Reserve daily U.S.$ to the British pound sterling exchange rate;
“Incentiveholders” means the holders of Incentives;
“Incentives” means, collectively, DEUs, DSUs, PSUs and RSUs;
“Initial Litigation Funding Amount” means a cash amount of $50,000 to be contributed by Pengrowth to the Litigation Trustee on the Effective Date for purposes of providing initial funding to the Litigation Trust;
“Intercreditor Agreement” means the Collateral Agency and Intercreditor Agreement dated as of October 12, 2017 among the Lender Agent, the Noteholders, and the Collateral Agent, as amended by a first amending agreement made as of September 30, 2019, and as may be further amended or amended and restated;
“Interim Order” means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA;
“Lender Agent” means Royal Bank of Canada, in its capacity as administrative agent under the Credit Agreement;
“Lenders” means the syndicate of financial institutions who are Pengrowth’s counterparties to the Credit Agreement;
“Lender Swap Agreement” has the meaning ascribed to such term in the Credit Agreement;
“Letter of Credit” has the meaning ascribed to such term in the Credit Agreement;
“Letter of Credit Obligations” has the meaning given to such term in Section 3.3;

“Litigation Trust” means the trust to be established on the Effective Date in accordance with the Litigation Trust Agreement, which trust will acquire the Litigation Trust Claim and the Initial Litigation Funding Amount in accordance with this Plan;
“Litigation Trust Agreement” means the trust agreement dated effective as of the Effective Date, between Pengrowth and the Litigation Trustee, establishing the Litigation Trust;
“Litigation Trust Claim” means Alberta Court of Queen’s Bench Action No. 1701-11469;
“Litigation Trust Interests” means the beneficial interests in the Litigation Trust;
“Litigation Trustee” means a Person to be determined by Pengrowth prior to the Effective Time, to serve as trustee of the Litigation Trust pursuant to and in accordance with the terms of the Litigation Trust Agreement;
“LTIP” means the current long term incentive plan of Pengrowth providing for the grant of DSUs, PSUs and RSUs to permanent employees (including directors and officers) and service providers of Pengrowth who have been designated by Pengrowth for participation in the LTIP;
“LTIP Schedule” means the schedule agreed upon by Cona and Pengrowth immediately prior to the Effective Time containing (i) a list of the Incentives outstanding immediately prior to the Effective Time; (ii) the holders of such Incentives; and (iii) the aggregate number of Shares that each holder of Incentives is entitled to receive upon exercise of such Incentives, less the applicable withholding amount in accordance with Section 4.7;
“Meetings” means, collectively, the Shareholder Meeting and the Secured Debtholder Meeting;
“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;
“Noteholders” means the holders of Notes;
“Notes” means, collectively, the 2010 Notes and the 2012 Notes;
“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Secured Indebtedness;
“Option Plan” means the stock option plan of Pengrowth providing for the grant of Options to directors, officers, employees, consultants and other service providers of Pengrowth;
“Optionholders” means the holders of Options;
“Options” means the outstanding stock options of Pengrowth granted under the Option Plan, whether or not vested, entitling the holders thereof to acquire Shares;

“Parties” means Cona, Pengrowth, the Litigation Trustee and the WEF Parties, and “Party” means any one of them;
“Pengrowth” means Pengrowth Energy Corporation, a corporation amalgamated under the ABCA;
“Pengrowth Released Party” has the meaning given to such term in Section 8.1(a);
“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, governmental authority, syndicate or other entity, whether or not having legal status;
“Plan” means this plan of arrangement, as amended or supplemented from time to time in accordance with the terms hereof, and “hereby”, “hereof”, “herein”, “hereunder”, “herewith” and similar terms refer to this plan of arrangement and not to any particular provision of this plan of arrangement;
“Pro Rata Share” means, for each Shareholder in relation to all Shareholders, the proportion that (i) the number of Shares held by such Shareholder as of the Effective Time plus (ii) the number of Shares, if any, received by such Shareholder on the vesting, surrender and transfer of Incentives pursuant to Section 3.1(c), bears in relation to (x) the aggregate number of Shares outstanding as of the Effective Time plus (y) the aggregate number of Shares received by all Shareholders on the vesting, surrender and transfer of Incentives pursuant to Section 3.1(c), but excluding for the purposes of the foregoing, any Shares held by Dissenting Shareholders;
“PSU” means a performance share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;
“Registrar” means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;
“RSU” means an outstanding restricted share unit of Pengrowth granted under the LTIP, whether or not vested, entitling the holders thereof to acquire Shares;
“Secured Debt Documents” means, collectively, (i) the Credit Agreement; (ii) the 2010 Note Purchase Agreement; (iii) the 2012 Note Purchase Agreement; and (iv) all documentation relating to the foregoing, including, without limitation, all guarantee and security documentation, all Letters of Credit and all Lender Swap Agreements;
“Secured Debtholder Consideration” means a cash payment, in US$, equal to the sum of (a) US$366,308,000, plus $196,456,000, plus £12,106,000, (b) plus or minus, as applicable, any increase or decrease in the principal obligations outstanding under the Credit Agreement between October 31, 2019 and the Effective Date (where the principal indebtedness outstanding under the Credit Agreement as of October 31, 2019 was $176,000,000).
“Secured Debtholder Interest Amount” means, collectively, (1) standby fees, issuance fees and fronting fees as set out in the Credit Agreement and (2) the accrued and unpaid interest, (a) accrued and unpaid in respect of the Secured Indebtedness up to and including October 31, 2019, and (b) payable in respect of the applicable Secured Indebtedness during the period from January 1, 2020 up to but excluding the Effective Date and, for greater certainty, if the Effective Date is on or before December 31, 2019, the amount payable in respect of this subparagraph (b) shall be nil, provided that for the purposes of determining the Secured Debtholder Interest Amount: (i) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in GBP shall be converted to U.S.$ based on the GBP/U.S.$ Exchange Rate on the FX Date; and (ii) any Secured Debtholder Interest Amount accrued in respect of Secured Indebtedness denominated in $ shall be converted to U.S.$ based on the Cdn$/U.S.$ Exchange Rate on the FX Date.
“Secured Debtholder Meeting” means the meeting of the Secured Debtholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Secured Debtholders to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;
“Secured Debtholder Released Party” has the meaning given to such term in Section 8.1(b);
“Secured Debtholders” means, collectively, the Lenders and the Noteholders;
“Secured Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities of Pengrowth and its affiliates to the Lender Agent and the Lenders under the Credit Agreement and to the Noteholders under the Note Purchase Agreements;
“Shareholder Letter of Transmittal” means the Letter of Transmittal forwarded to Shareholders pursuant to which Shareholders are required to deliver certificates representing Shares to the Depositary in connection with the Arrangement;
“Shareholder Meeting” means the special meeting of the Shareholders to be called and held in accordance with the Arrangement Agreement and the Interim Order to permit the Shareholders to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;
“Shareholders” means the holders from time to time of Shares;
“Shares” means the common shares of Pengrowth, as constituted on the date hereof;
“Support Agreements” has the meaning ascribed to such term in the Arrangement Agreement;
“Swap Indebtedness” means, collectively, all of the obligations, indebtedness and liabilities (present or future, absolute or contingent, mature or not) of Pengrowth or its affiliates under, pursuant or relating to any and all Lender Swap Agreements;
“Swap Lender” has the meaning ascribed to such term in the Credit Agreement;
“Tax Act” means the Income Tax Act (Canada), R.S.C. 1985, c. 1 (5th Supp.);
“U.S. Securities Act” means the United States Securities Act of 1933;
“Voting Parties” means, collectively, the Shareholders and the Secured Debtholders;
“WEF Canadian” means Waterous Energy Fund (Canadian) LP, a limited partnership formed under the laws of the Province of Alberta;
“WEF International” means Waterous Energy Fund (International) LP, a limited partnership formed under the laws of the Province of Alberta;

“WEF Parties” means, collectively, WEF Canadian, WEF US and WEF International; and
“WEF US” means Waterous Energy Fund (US) LP, a limited partnership formed under the laws of the Province of Alberta.
1.2          Interpretation Not Affected by Headings
The division of this Plan into articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan.
1.3          Article References
Unless the contrary intention appears, references in this Plan to an article, section, subsection, paragraph, exhibit or schedule by number or letter or both refer to the article, section, subsection, paragraph, exhibit or schedule, respectively, bearing that designation in this Plan.
1.4          Number
In this Plan, unless the contrary intention appears, words importing the singular include the plural and vice versa, words importing gender shall include all genders.
1.5          Date for Any Action
In the event that the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.6          Currency
Unless otherwise stated, all references in this Plan to: (i) “Cdn$” or “$” means the lawful currency of Canada; (ii) to “ U.S.$” means the lawful currency of the United States of America; and (iii) to “ £” or “GBP” means the lawful currency of the United Kingdom.
1.7          Statutes
References in this Plan to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.
Article 2
BINDING EFFECT OF THE PLAN
2.1          Plan Binding
Upon the filing of the Articles of Arrangement and the issue of the Certificate, this Plan shall be binding and effective on and after the Effective Time on Pengrowth, Cona, the Litigation Trustee, the WEF Parties, all legal and beneficial holders of Shares, Options and Incentives, all Secured Debtholders and all other Persons named or referred to in or subject to this Plan, without any further act or formality required on the part of any Person.

2.2          Filing of the Articles of Arrangement
The Articles of Arrangement shall be filed with the Registrar with the purpose and intent that none of the provisions of this Plan shall become effective unless all of the provisions of this Plan shall have become effective in the sequence provided herein. The Certificate shall be conclusive proof that the Arrangement has become effective and that each of the events or transactions set forth in Section 3.1 has become effective in the sequence and at the time set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective at the Effective Time on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.
2.3          Plan Part of the Arrangement Agreement
The Plan is made pursuant to the Arrangement Agreement and is subject to the provisions of, and forms part of, the Arrangement Agreement.

Article 3
THE ARRANGEMENT
3.1          The Arrangement
Commencing at the Effective Time, each of the events or transactions set out below shall occur, and shall be deemed to occur, in the following order, without any further act or formality, except as otherwise provided herein:
(a)
notwithstanding the terms of the Option Plan, each outstanding Option shall be cancelled for nil consideration and immediately thereafter, the Option Plan, all Options and any agreements related thereto shall be terminated and Pengrowth shall have no liabilities or obligations with respect to any Option, the Option Plan or any such agreement;

(b)
subject to Section 5.1 hereof, each of the Shares held by Dissenting Shareholders shall be deemed to have been transferred to, and acquired by, Cona (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and:

(i)
such Dissenting Shareholders shall cease to be the holders of such Shares and to have any rights as holders of such Shares other than the right to be paid fair value for such Shares in accordance with the Dissent Rights;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Shares from the registers of Shares maintained by or on behalf of Pengrowth; and
(iii)
Cona shall become the holder of the Shares transferred to it pursuant to this Section 3.1(b) (and Cona’s name shall be added to the register of holders of Shares as it relates to the Shares so transferred forthwith following the Effective Time);

(c)
notwithstanding the terms of the LTIP or the DEU Plan, as applicable, each Incentive outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested and shall be surrendered and transferred to Pengrowth (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and each Incentiveholder whose Incentives are so surrendered and transferred shall be entitled to receive from Pengrowth that number of Shares that are deliverable to such Incentiveholder as set forth in the LTIP Schedule, and:
(i)	the Incentives so surrendered and transferred shall be, and shall be deemed to be, cancelled and extinguished without any further action on the part of the holder thereof, Cona or Pengrowth;

(ii)	the Incentiveholders shall cease to be holders of Incentives and to have any rights as Incentiveholders;

(iii)	such Incentiveholders’ names shall be removed as the holders from the registers of DEUs, RSUs, DSUs or PSUs, as applicable, maintained by or on behalf of Pengrowth; and

(iv)
the LTIP, the DEU Plan and any agreements related thereto shall be terminated and of no further force and effect, and Pengrowth shall have no liabilities or obligations with respect to any Incentive, the LTIP, the DEU Plan or any such agreement;

(d)	the Litigation Trust and Litigation Trust Agreement shall be deemed to be effective;

(e)	Pengrowth shall:
(i)	convey, transfer and assign to the Litigation Trustee all of its right, title and interest in and to the Litigation Trust Claim;

(ii)	contribute in cash the Initial Litigation Funding Amount to the Litigation Trustee for the benefit of the Litigation Trust; and

(iii)
agree to contribute to the Litigation Trust, from time to time, such cash amounts comprising the Additional Litigation Funding Amount as are required in accordance with the terms and conditions of the Litigation Trust Agreement, in consideration for the issuance to Pengrowth of all of the Litigation Trust Interests;
(f)
Pengrowth will distribute to each Shareholder (other than Dissenting Shareholders but for greater certainty including those former Incentiveholders who receive Shares pursuant to Section 3.1(c)), as a dividend in kind, such Shareholder’s Pro Rata Share of the Litigation Trust Interests;

(g)
all of the Letters of Credit and Letter of Credit Obligations shall be assumed by Cona in accordance with Section 3.3 and the Letters of Credit shall have been deemed to have been issued pursuant to Cona’s credit facilities or, if one or more of the issuing Lenders of such Letters of Credit is not a lender under Cona’s credit facilities, such Letters of Credit issued by such Lender(s) who are not lenders under Cona’s credit facilities shall have been replaced by Cona (including by way of providing cash collateral or other credit support acceptable to the existing issuer in its sole discretion) prior to the Effective Time and such Letters of Credit issued by such Lenders who are lenders under Cona’s facilities shall have been deemed to have been issued pursuant to Cona’s credit facilities;

(h)
all of the Swap Indebtedness shall be assumed by Cona, and lenders under Cona’s credit facilities shall novate into the Swap Indebtedness of any Swap Lender that is not a lender under Cona’s credit facilities, in each case in accordance with Section 3.4;

(i)
each Secured Debtholder shall be entitled to receive, from the funds paid to the Collateral Agent by Cona pursuant to Section 4.3(a), its applicable share of the Secured Debtholder Consideration and Secured Debtholder Interest Amount as determined under the Intercreditor Agreement, all of which shall be, and shall be deemed to be, received in full and final settlement of its Secured Indebtedness;

(j)	after giving effect to the terms of Sections 3.1(g), 3.1(h), and 3.1(i):
(i)
the Obligations of Pengrowth with respect to the Secured Indebtedness and the Secured Debt Documents shall, and shall be deemed to, have been irrevocably and finally extinguished and the Secured Debtholders and the Lender Agent shall have no further recourse against Pengrowth with respect to the Secured Indebtedness;

(ii)	each Secured Debtholder shall have no further right, title or interest in or to the Secured Indebtedness; and
(iii)
the Secured Indebtedness and the Secured Debt Documents (other than the Letters of Credit and Lender Swap Agreements assumed by Cona on the Effective Date) shall be cancelled, and all security interests granted by Pengrowth in respect of the Secured Indebtedness and the Secured Debt Documents shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan; provided that as between the Secured Debtholders and the Collateral Agent the Secured Debt Documents shall remain effective for purposes of distributions of the Secured Debtholder Consideration and Secured Debtholder Interest Amount;

(k)
each outstanding Share (other than those held by Dissenting Shareholders but for greater certainty including each Share received by a former Incentiveholder pursuant to Section 3.1(c)) shall be transferred to, and acquired by, Cona (free and clear of any liens, claims, encumbrances, charges, adverse interests and security interests of any nature or kind whatsoever) and each Shareholder (including for greater certainty each former Incentiveholder who received Shares pursuant to Section 3.1(c)) whose Shares are so transferred shall be entitled to receive from the Depositary, in exchange for each Share so transferred, the Cash Consideration and:

(i)
such Shareholder shall cease to be a holder of the Shares transferred to Cona pursuant to this Section 3.1(k) (and the name of such holder shall be removed from the register of holders of Shares as it relates to the Shares so transferred forthwith following the Effective Time); and

(ii)
Cona shall become the holder of the Shares transferred to it pursuant to this Section 3.1(k) (and Cona’s name shall be added to the register of holders of Shares as it relates to the Shares so transferred forthwith following the Effective Time); and

(l)	the release of the Pengrowth Released Parties and the Secured Debtholder Released Parties pursuant to Section 8.1 shall become effective.

3.2          Secured Debtholder Consideration
For the purposes of determining the Secured Debtholder Consideration: (i) all Secured Indebtedness denominated in GBP shall be converted to U.S.$ based on the GBP/U.S.$ Exchange Rate on the FX Date; and (ii) all Secured Indebtedness denominated in Cdn$ shall be converted to U.S.$ based on the Cdn$/US$ Exchange Rate on the FX Date.
3.3          Letters of Credit
On the Effective Date and at the time set forth in Section 3.1, Cona shall assume, and shall be deemed to assume, each Letter of Credit outstanding immediately prior to the Effective Time and all obligations, liabilities and indebtedness with respect to such Letters of Credit (the “Letter of Credit Obligations”) and Cona shall cause the lender(s) under its credit facilities to deem each Letter of Credit as having been issued pursuant to such credit facilities of Cona or, if one or more of the issuing Lenders of such Letters of Credit is not a lender under Cona’s credit facilities, Cona shall, prior to the Effective Time, replace such Letters of Credit issued by such Lender(s) who are not lenders under Cona’s credit facilities (including by way of providing cash collateral or other credit support acceptable to the existing issuer in its sole discretion) and shall cause the lender(s) under its credit facilities to deem each Letter of Credit which has been issued by issuing Lenders who are lenders under Cona’s Credit Facilities as having been issued pursuant to such credit facilities of Cona. After giving effect to the assumption of the Letters of Credit and Letter of Credit Obligations by Cona on the Effective Date pursuant to this Section 3.3, all obligations, liabilities and indebtedness of Pengrowth with respect to the Letters of Credit shall be, and shall be deemed to have been, irrevocably and finally extinguished.
3.4          Lender Swap Agreements and Swap Indebtedness
On the Effective Date and at the time set forth in Section 3.1, (a) Cona shall assume, and shall be deemed to assume, all Swap Indebtedness, and (b) to the extent that a Swap Lender in respect of a Swap Agreement in force immediately prior to the Effective Time is not a lender under Cona’s credit facilities, Cona shall cause the lender(s) under its credit facilities to novate into the position of such Swap Lender in respect of such Swap Lender’s Swap Indebtedness. After giving effect to the assumption of and novation into the Swap Indebtedness pursuant to this Section 3.4, all rights, obligations, liabilities and indebtedness of Pengrowth with respect to the Lender Swap Agreements and Swap Indebtedness shall be, and shall be deemed to have been, irrevocably and finally extinguished.

Article 4
OUTSTANDING CERTIFICATES AND PAYMENTS
4.1          Certificates and Agreements
From and after the Effective Time, each certificate, note, or agreement formerly representing Shares, Secured Indebtedness, Options or Incentives shall represent only the right to receive:
(a)
in the case of certificates held by Dissenting Shareholders, other than those Dissenting Shareholders who are deemed to have participated in the Arrangement pursuant to Section 5.1, as applicable, the fair value of the Shares represented by such certificates as provided for in the Interim Order and Article 5;

(b)
in the case of all other Shareholders (including for greater certainty former Incentiveholders who receive Shares pursuant to Section 3.1(c)), the amount of Cash Consideration the former holder of Shares represented by the certificate or agreement is entitled to in accordance with the terms and subject to the limitations of this Plan upon such former Shareholder complying with Section 4.2(b); and

(c)
in the case of Secured Debtholders, the amount of Secured Debtholder Consideration and Secured Debtholder Interest Amount the former holder of the Secured Indebtedness represented by the certificate, note or agreement is entitled to in accordance with the terms and subject to the limitations of this Plan.

4.2          Payments by Depositary
(a)
On or prior to the Effective Date, Cona shall deliver or arrange to be delivered to the Depositary the Cash Consideration, in the form of cash in Canadian dollars which, from and after the Effective Time, shall be held by the Depositary as agent and nominee for the Shareholders (including, for greater certainty, Incentiveholders who will receive Shares pursuant to Section 3.1(c)) for distribution to such holders in accordance with the provision of this Section 4.2.

(b)
Subject to Section 4.2(c), upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Shares that were transferred pursuant to Section 3.1(k) hereof, together with a duly completed and executed Shareholder Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholders represented by such surrendered certificate(s) shall be entitled to receive, and the Depositary shall deliver to such holder, the Cash Consideration which such Shareholder has the right to receive under this Plan for such Shares, less any amounts withheld pursuant to Section 4.7 hereof in accordance with the applicable Shareholder Letter of Transmittal, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)	Notwithstanding Section 4.2(b):
(i)
former Incentiveholders who receive Shares pursuant to Section 3.1(c) shall not be required to complete and deliver to the Depositary a Shareholder Letter of Transmittal or surrender for cancellation a certificate representing the Shares received by such former Incentiveholder pursuant to Section 3.1(c) in order to receive the Cash Consideration which such Shareholder has the right to receive under this Plan for such Shares, less any amounts withheld pursuant to Section 4.7; and

(ii)
the Depositary shall be entitled to rely on the LTIP Schedule in determining the Persons entitled to receive, and the amount of, Cash Consideration, less applicable withholdings, in respect of any Shares issued to former Incentiveholders pursuant to Section 3.1(c).

(d)
Neither the Parties nor their respective directors or officers shall have any liability or obligation in respect of any deliveries, directly or indirectly, from the Depositary to the ultimate beneficial recipients of any consideration payable or deliverable pursuant to this Plan.

4.3          Payments by Collateral Agent
(a)
On or prior to the Effective Date, Cona shall deliver or arrange to be delivered to the Collateral Agent the Secured Debtholder Consideration and Secured Debtholder Interest Amount in the form of cash in US$, which from and after the Effective Time shall be held by the Collateral Agent as collateral agent under the Intercreditor Agreement, for distribution to such holders in accordance with the Intercreditor Agreement.

(b)
Neither the Parties nor their respective directors or officers shall have any liability or obligation in respect of any deliveries, directly or indirectly, from the Collateral Agent to the ultimate beneficial recipients of any consideration payable or deliverable pursuant to this Plan.

4.4          Lost Certificates
If any certificate or agreement which immediately prior to the Effective Time represented an interest in outstanding Shares or Incentives that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate or agreement the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The Person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond satisfactory to each of Cona, Pengrowth and their respective transfer agents in such form as is satisfactory to Cona, Pengrowth and their respective transfer agents.
4.5          No Interest after the Effective Time
(a)
From and after the Effective Time, the Shareholders shall not be entitled to any dividend or other payments on or with respect to Shares other than the cash that they are entitled to receive pursuant to this Plan.

(b)
From and after the Effective Time, the Secured Debtholders shall not be entitled to any payments, obligations or consideration on or with respect to Secured Indebtedness other than the Secured Debtholder Consideration and Secured Debtholder Interest Amount that they are entitled to receive pursuant to and in accordance with this Plan and the Intercreditor Agreement.

4.6          Failure to Deposit Certificates or Agreements
Subject to any applicable laws relating to unclaimed personal property, any certificate or agreement formerly representing Shares or Incentives that is not deposited, together with all other documents required hereunder, on the last Business Day before the third anniversary of the Effective Date and any right or claim to receive the consideration hereunder that remains outstanding on such day shall cease to represent a right or claim by or interest of any kind or nature including the right of a former Shareholder to receive the consideration for such Shares pursuant to this Plan (and any interest, dividends or other distributions thereon) shall terminate and be deemed to be surrendered and forfeited to Cona, for no consideration. In such case, any cash (including any interest, dividends or other distributions) shall be returned to Cona.

4.7          Withholdings
Pengrowth, Cona and the Depositary shall be entitled to deduct or withhold from any interest, dividend, amount, or consideration payable to any Shareholder or Incentiveholder such amounts as Pengrowth, Cona or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated, for all purposes hereof, as having been paid to the Shareholders or Incentiveholders, as applicable, in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate taxing authority. For greater certainty, such withholding amounts may be withheld in either cash or Shares. Any payment to Secured Debtholders under or in respect of the Arrangement shall be made, under all circumstances, without setoff, counterclaim or reduction for, and free from and clear of, and without deduction for or because of, any and all present or future taxes, levies, imposts, duties, fees, charges, deductions, withholding, restrictions or conditions under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended.
Article 5
DISSENT RIGHTS
5.1          Dissent Rights
Each registered holder of Shares shall have Dissent Rights with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Shares and shall only be entitled to be paid by Cona the fair value of such holder’s Shares net of all withholding or other taxes. A Dissenting Shareholder shall be deemed to have transferred the holder’s Shares to Cona at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who is, for any reason, not entitled to be paid the fair value of the holder’s Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Shares, notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Shares held by a Dissenting Shareholder shall be determined as of the close of business on the last Business Day before the day on which the Arrangement Resolution is approved at the Shareholder Meeting. In no event shall Pengrowth or Cona be required to recognize any Dissenting Shareholder as a Voting Party of Pengrowth after the Effective Time and the names of such holders shall be removed from the register of holders of Shares as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no Person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement. In addition, a Dissenting Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Shares.
Article 6
AMENDMENTS
6.1          Amendment of this Plan
(a)
Pengrowth and Cona may amend, modify and/or supplement this Plan at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is: (i) approved by both Pengrowth and Cona; (ii) filed with the Court and, if made following the Meetings, approved by the Court; (iii) communicated to and approved by the Voting Parties in the manner required by the Court (if so required); and, (iv) if made following the Meetings, approved by Secured Debtholders.
(b)
Any amendment, modification or supplement to this Plan may be proposed by Pengrowth and Cona at any time prior to or at the Meetings (provided that the other party shall have consented in writing prior thereto) with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the Shareholders and Secured Debtholders (other than as may be required by the Interim Order or other order of the Court), shall become part of this Plan for all purposes.

(c)
Any amendment, modification or supplement to this Plan (other than any amendment, modification or supplement to cure any ambiguity, defect or inconsistency in each case not affecting the substantive rights of the Secured Debtholders), which is approved or directed by the Court following the Meetings shall be effective only: (i) if it is consented to by Pengrowth and Cona (each acting reasonably); (ii) if it is consented to by the Secured Debtholders; and (iii) if required by the Court or applicable law, it is consented to by Shareholders.

Article 7
FURTHER ASSURANCES
7.1          Further Acts
Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required in order further to document or evidence any of the transactions or events set out herein.
7.2          Tax Compliance
The Parties agree that Pengrowth shall prepare and deliver to Cona on or prior to the Effective Date all slips, summaries, reports, information returns or other documentation required pursuant to the Tax Act in respect of any transactions with the Shareholders (including any distribution) prior to, or as a result of, the Plan of Arrangement, if any.
7.3          Priority of Plan
From and after the Effective Time: (a) this Plan shall take precedence and priority over any and all rights related to Shares, Secured Indebtedness, Options and Incentives issued prior to the Effective Time; (b) the rights and obligations of the holders of Shares, Secured Indebtedness, Options and Incentives and any trustee and transfer agent therefor, shall be solely as provided for in this Plan; and (c) all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to Shares, Secured Indebtedness, Options or Incentives shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 8
RELEASES
8.1          Release of Released Parties
(a)
On the Effective Date, the Lender Agent, the Lenders, the Noteholders, the Shareholders, the Optionholders and the Incentiveholders shall, and hereby do, forever and irrevocably release and discharge Pengrowth, Cona and each of the WEF Parties and each of their respective present and former directors, officers, employees, representatives, advisors (including legal and financial advisors) and agents (each a “Pengrowth Released Party”) from all present and future demands, actions, causes of action, suits, damages, judgments, executions, expenses, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to the gross negligence, fraud or willful misconduct of the applicable Pengrowth Released Party as determined by the final non-appealable judgment of a court of competent jurisdiction), whether known or unknown, matured or unmatured, or foreseen or unforeseen, based in whole or in part on any act, omission, transaction, duty, responsibility, liability, obligation, dealing or other occurrence, arising on or prior to the Effective Date in connection with the Secured Indebtedness, the Secured Debt Documents, the Shares, the Options, the Option Plan, the Incentives, the Arrangement proceedings, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, the business, affairs, administration and management of Pengrowth, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this Section 8.1(a) shall release or discharge any Pengrowth Released Party from or in respect of its obligations under this Plan.

(b)
On the Effective Date, Pengrowth, the Shareholders, the Optionholders, the Incentiveholders, Cona and each of the WEF Parties shall, and hereby do, forever and irrevocably release and discharge each Secured Debtholder and each present and former director, officer, employee, representative, advisor (including legal and financial advisors) and agent of such Secured Debtholder (each a “Secured Debtholder Released Party”) from all present and future demands, actions, causes of action, suits, damages, judgments, executions, expenses, obligations, liabilities and claims of any kind or nature whatsoever (other than liabilities or claims attributable to the gross negligence, fraud or willful misconduct of the applicable Secured Debtholder Released Party as determined by the final non-appealable judgment of a court of competent jurisdiction), whether known or unknown, matured or unmatured, or foreseen or unforeseen, based in whole or in part on any act, omission, transaction, duty, responsibility, liability, obligation, dealing or other occurrence, arising on or prior to the Effective Date in connection with the Secured Indebtedness, the Secured Debt Documents, the Shares, the Options, the Option Plan, the Incentives, the Arrangement proceedings, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this Section 8.1(b) shall release or discharge any Secured Debtholder Released Party from or in respect of its obligations under this Plan.